UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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DOVER CORPORATION

2017 PROXY STATEMENT



Since 1955 | Redefining what's possible

Notice of 2017 Annual Meeting of Shareholders

May 5, 2017
9:00 a.m. Central Time
Park Hyatt Chicago, 800 North Michigan Avenue, Chicago, IL 60611

Dear Fellow Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders (the "Annual Meeting") at the Park Hyatt Chicago, 800 North Michigan Avenue, Chicago, IL 60611, on May 5, 2017 at 9:00 a.m., Central Time, to be held for the following purposes:

1. To elect twelve directors;

2. To ratify the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for 2017;

3. To approve, on an advisory basis, named executive officer ("NEO") compensation;

4. To approve, on an advisory basis, the frequency of holding an advisory vote on executive compensation;

5. To reapprove the performance goals under our 2012 Equity and Cash Incentive Plan (the "LTIP");

6. To reapprove the performance goals under our Executive Officer Annual Incentive Plan (the "AIP");

7. To approve amendments to Article 15 of our Restated Certificate of Incorporation (our "charter") to eliminate the super-majority voting requirement;

8. To approve amendments to Article 16 of our charter to eliminate the super-majority voting requirement; and

9. To consider such other business as may properly come before the Annual Meeting, including any adjournments or postponements thereof.

All holders of record at the close of business on March 13, 2017 are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof. **Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares as soon as possible.**

March 23, 2017

By authority of the Board of Directors,

Ivonne M. Cabrera
Secretary

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

Annual Meeting Information

Date: May 5, 2017

Time: 9 a.m., Central Time

Record Date: March 13, 2017

Location: Park Hyatt Chicago
800 North Michigan Avenue
Chicago, IL 60611

For additional information about our Annual Meeting, see *General Information About The Annual Meeting*

Items of Business

There are eight proposals to be voted on at the Annual Meeting:

ITEMS OF BUSINESS

ITEM	Proposal	Board Voting Recommendation	Page Reference
ITEM 1	The election of twelve nominees for director	**FOR each director nominee**	9
ITEM 2	The ratification of the appointment of PwC as our independent registered public accounting firm for 2017	**FOR**	26
ITEM 3	An advisory resolution to approve NEO compensation	**FOR**	67
ITEM 4	To approve, on an advisory basis, the frequency of holding an advisory vote on executive compensation	**ONE YEAR**	68
ITEM 5	To reapprove the performance goals under the LTIP	**FOR**	69
ITEM 6	To reapprove the performance goals under the AIP	**FOR**	74
ITEM 7	To approve amendments to Article 15 of our charter to eliminate the super-majority voting requirement	**FOR**	78
ITEM 8	To approve amendments to Article 16 of our charter to eliminate the super-majority voting requirement	**FOR**	79

How to Cast Your Vote

Even if you plan to attend the Annual Meeting in person, please cast your vote as soon as possible using one of the following methods:

- Via **internet** by visiting www.proxyvote.com
- Via **telephone** by calling 1-800-690-6903
- Via **mail** by marking, signing and dating your proxy card or voting instruction form (if you received proxy materials by mail) and returning it to the address listed therein

Company Overview

Dover is a diversified global manufacturer delivering innovative equipment and components, specialty systems, consumable supplies and software related maintenance, and support services through four major operating segments: Energy, Engineered Systems, Fluids, and Refrigeration & Food Equipment. Our entrepreneurial business model encourages, promotes, and fosters deep customer engagement and collaboration, which has led to Dover's well-established and valued reputation for providing superior customer service and industry-leading product innovation.

Our businesses are aligned in four segments and organized around our key end markets focused on growth strategies. The segment structure is also designed to provide increased opportunities to leverage our scale and capitalize on productivity initiatives.

Our Segments

Energy	Our Energy segment, serving the Drilling & Production, Bearings & Compression, and Automation end markets, is a provider of customer-driven solutions and services for safe and efficient production and processing of fuels worldwide and has a strong presence in the bearings and compression components and automation markets.
Engineered Systems	Our Engineered Systems segment is comprised of two platforms, Printing & Identification and Industrials, and is focused on the design, manufacture and service of critical equipment and components serving the fast-moving consumer goods, digital textile printing, vehicle service, environmental solutions and industrial end markets.
Fluids	Our Fluids segment, serving the Fluid Transfer and Pumps end markets, is focused on the safe handling of critical fluids across the retail fueling, chemical, hygienic, oil and gas and industrial end markets.
Refrigeration & Food Equipment	Our Refrigeration & Food Equipment segment is a provider of innovative and energy efficient equipment and systems serving the commercial Refrigeration and Food Service end markets.

PROXY STATEMENT SUMMARY

Management Philosophy

- Our businesses are committed to operational excellence and to being market leaders as measured by market share, customer service, growth, profitability, and return on invested capital.

- Our operating structure of four business segments allows for focused acquisition activity, accelerates opportunities to identify and capture operating synergies, including global sourcing and supply chain integration, shared services and manufacturing, and advances the development of our executive talent.

- Our segment and executive management set strategic direction, initiatives and goals for our operating companies, and also provide oversight, allocate and manage capital, are responsible for major acquisitions, and provide other services.

- Our operating culture focuses on high ethical standards, trust, respect, and open communication, designed to allow individual growth and operational effectiveness.

Strategy

Building platforms in key markets that offer ample opportunities for growth.
Expanding our capabilities to service our customers with a focus on helping them win in their markets through innovation.
Focusing on margin enhancement by actively managing our portfolio and applying our set of productivity tools and processes.
Pursuing opportunities to expand internationally and into adjacencies.
Generating strong free cash flow, while maintaining our measured approach to capital allocation.

2016 PERFORMANCE OVERVIEW

Financial Performance	• Consolidated revenue from continuing operations was $6.8 billion, a decrease of $0.2 billion or 2.3%, as compared to 2015. This decrease included a decline in organic revenue of 5.4%, a 3.0% impact from dispositions, and an unfavorable impact of 1.0% from foreign currency, partially offset by acquisition-related growth of 7.1%. • Diluted earnings per share ("EPS") was $3.25, compared to $3.74 EPS in the prior year period, representing a decrease of 13%. EPS from continuing operations for 2016 includes gains on dispositions of $0.44, a charge of $0.09 for a voluntary product recall, and discrete tax benefits of $0.09. EPS from continuing operations for 2015 includes discrete tax benefits of $0.11. EPS for 2016 and 2015 also includes restructuring costs of $0.18 EPS and $0.25 EPS, respectively.
Long-Term Strategic Actions	• We made a total of **six acquisitions** in 2016 for an aggregate consideration of $1.6 billion, net of cash acquired.  • As part of the regular review of our portfolio and the fit of our businesses, we completed the **divestitures** of our Texas Hydraulics and Tipper Tie businesses. • We have begun to invest in **Dover Business Services shared service centers** which we expect will bring significant value to Dover by providing important transactional and value added services to our operating companies and corporate center in the areas of Finance, IT and HR. • We continued to **adjust our cost structure** to better align with the current economic environment resulting in full year 2016 restructuring charges of $40.2 million.
Investment in Sustainable Businesses	• We accelerated our efforts and processes around **innovation**, focusing on technologies which create tangible value for our customers. • Most notably, product innovations are creating products that help to make a positive difference for the environment while providing value to shareholders and customers: ➢ AdvansorFlex CO2 Refrigeration System — *Non-toxic, reduces greenhouse emissions, and energy efficient* ➢ Vista Elite Cooler Door — *Energy-free merchandise visibility* ➢ CNrG Tailgate — *Natural gas option for refuse vehicles*
Balanced Capital Return Program	• We continued our history of providing balanced capital returns to shareholders. We increased our quarterly dividend 5%, marking the **61st consecutive year of dividend increases**. • Dover has the **third longest record of consecutive annual dividend increases of all listed companies**, as reported by Mergent's Dividend Achievers. We will also consider opportunistic share repurchases as part of our capital allocation strategy to offset the impact of dilution.
Continued Focus on Cash Flow	• Our businesses **generate annual free cash flow of approximately 10% —11% of revenue**. We are focused on the most efficient allocation of our capital to maximize investment returns. To do this, we grow and support our existing businesses, with **average annual investment in capital spending approximating 2 — 2.5% of revenue** with a focus on internal projects to expand markets, develop products, and boost productivity.

Shareholder Engagement

In 2016, we continued our focus on regularly engaging with our shareholders. We reached out to holders of over 60% of our shares outstanding and engaged with governance professionals and portfolio managers at investors holding more than 28% of our shares outstanding. During these discussions, investors expressed broad support for our governance structures and shared their views on matters related to shareholder rights and our independent, well-qualified Board of Directors (our "Board"). Further, investors highlighted the importance of engaging with them in the future on long-term corporate strategy and sustainability initiatives.

These discussions provide our Board with valuable insights into our shareholders' views. In this proxy statement, we describe the feedback we received, and acted upon, regarding several matters, including our Board's proposal to remove super-majority voting provisions from our charter. We plan to continue to actively engage with our shareholders on a regular basis to better understand and consider their views.

Management Proposal to Remove Super-Majority Voting Provisions

Proposals 7 and 8 of this proxy statement request that shareholders approve the removal of the remaining super-majority provisions in our charter. These provisions were originally designed to ensure that the interests of all shareholders were adequately represented in the event any of the actions contemplated by these provisions were to occur. However, the Board is aware that some shareholders oppose super-majority provisions, arguing that super-majority voting provisions may limit the ability of a majority of common shareholders to effect changes they desire. Informed in part by the engagement we had with our shareholders over the past year, the Board has determined to present these two proposals in order to continue evolving our governance practices to ensure we continue to operate with a best-in-class governance structure.

Executive Compensation

Our compensation program for executive officers is designed to emphasize performance-based compensation in alignment with our business strategy.

2016 Executive Compensation

The following table summarizes our Compensation Committee's 2016 pay mix, which is highly performance based.


CEO pay mix at Target
15%
Performance Shares
14%
Annual Incentive Bonus
15%
Restricted Stock Units
11%
Salary
45%
Stock Settled Stock Appreciation Rights
74%
Performance Based


Other NEO pay mix at Target
25%
Annual Incentive Bonus
10%
Restricted Stock Units
25%
Salary
13%
Performance Shares
27%
Stock Settled Stock Appreciation Rights
65%
Performance Based

Executive Compensation Program Highlights

- Pay-for-performance philosophy – a substantial majority of NEO pay is performance based and tied to Dover's stock price performance

- Significant portion of long-term compensation is performance based, with long-term incentives vesting over three years subject to rigorous three-year performance period
- Strong share ownership guidelines for NEOs
- Equity awards with anti-hedging and anti-pledging provisions

Director Nominees

Our Governance and Nominating Committee maintains an active and engaged Board through a robust refreshment process, which focuses on ensuring our Board has a diverse skill set that benefits from both the industry- and company-specific knowledge of our longer-tenured directors, as well as the fresh perspectives brought by our newer directors.

Recent Changes to Board and Committee Composition

Our Board recently welcomed two new directors.

- **Richard J. Tobin** joined the Board in August 2016. As the Chief Executive Officer ("CEO") of CNH Industrial N.V., a complex global industrial business, Mr. Tobin brings valuable industry experience to the Board. He also has an extensive background in international finance, operations, management, and information technology.
- **Eric A. Spiegel** joined the Board in February 2017. As the former President and CEO of Siemens USA, Mr. Spiegel is a business leader with diversified, global experience. He brings a deep expertise with strategy development, as well as management and global consulting experience, to the Board.

Effective following our Annual Meeting of Shareholders held on May 5, 2016 (the "2016 Annual Meeting"), **Michael F. Johnston** became Dover's new independent Chairman. Mr. Johnston contributes industry insight, financial expertise and leadership experience to the Board, garnered from his roles as CEO of an $18 billion global manufacturer, and as a lead Director and Chairman of other major public companies.

Current director Bernard G. Rethore is not standing for re-election and will retire from the Board effective as of the Annual Meeting. Dover expresses its appreciation to Mr. Rethore for his guidance and contributions during his years of dedicated service on the Board.

Board Composition

Upon Mr. Rethore's retirement, the Board will have the following composition:



70+ years 2 Directors · *<60 years* 4 Directors · *60-69 years* 6 Directors — *Age*

Non-Independent 1 · *Independent* 11 — *Independence*

10+ Years 4 Directors · *6-10 Years* 4 Directors · *0-5 Years* 4 Directors — *Tenure*

PROXY STATEMENT SUMMARY

The following table provides summary information about each director nominee:

	NAME	OCCUPATION	INDEPENDENT	COMMITTEES MEMBERSHIPS*	OTHER PUBLIC COMPANY BOARDS
	Peter T. Francis Age: 64 Director Since: 2007	Former President and CEO of J.M. Huber Corporation; Managing Member of Mukilteo Investment Management Company	Yes	C	0
	Kristiane C. Graham Age: 59 Director Since: 1999	Private Investor	Yes	C, G	0
	Michael F. Johnston *Chairman of the Board* Age: 69 Director Since: 2013	Retired CEO of Visteon Corp.	Yes	C, G	2
	Robert A. Livingston Age: 63 Director Since: 2008	President and CEO of Dover	No (CEO of Dover)	—	0
	Richard K. Lochridge Age: 73 Director Since: 1999	Retired President of Lochridge & Company, Inc	Yes	C (Chair)	1
	Eric A. Spiegel Age: 59 Director Since: 2017	Former President and CEO of Siemens USA	Yes	A	0
	Michael B. Stubbs Age: 68 Director Since: 1999	Managing Member of S.O.G. Investors, LLC	Yes	A	0
	Richard J. Tobin Age: 54 Director Since: 2016	CEO of CNH Industrial NV; Former Group Chief Operating Officer of Fiat Industrial S.p.A	Yes	A	1
	Stephen M. Todd Age: 68 Director Since: 2010	Former Global Vice Chairman of Assurance Professional Practice of Ernst & Young Global Limited	Yes	A	1
	Stephen K. Wagner Age: 69 Director Since: 2010	Former Senior Adviser, Center for Corporate Governance, Deloitte & Touche LLP	Yes	A, G (Chair)	0
	Keith E. Wandell Age: 67 Director Since: 2015	Former President and CEO of Harley-Davidson, Inc.	Yes	C, G	2
	Mary A. Winston Age: 55 Director Since: 2005	President of WinsCo Enterprises Inc.; Former Executive Vice President and Chief Financial Officer of Family Dollar Stores, Inc.	Yes	A (Chair)	2

*A= Audit Committee; C= Compensation Committee; G= Governance and Nominating Committee

Governance Highlights

Our Board is committed to sound governance practices designed to promote the long-term interests of shareholders and strengthen Board and management accountability. Highlights include:

BOARD OF DIRECTORS	GOVERNANCE HIGHLIGHTS
• Separate Chairman and CEO roles • All directors are independent, other than CEO • Annual election of directors • Majority voting for directors and director resignation policy in uncontested elections • Comprehensive annual individual evaluations of one-third of the directors • Regular executive sessions of independent directors • Robust succession planning	• Proxy access right at 3%/3 years/2 or 20% of Board/20 shareholder aggregation allowance • Strong share retention guidelines for directors and executive officers • Executive compensation driven by pay-for-performance philosophy • Executive officers not permitted to hedge or pledge company shares • Shareholder right to call special meetings at 25% • No super-majority vote required for business combinations
COMMITTEES & ATTENDANCE	**SHAREHOLDER ENGAGEMENT**
• Average Board attendance of 96% in 2016 • Annual Board and committee evaluations	• In 2016, reached out to holders of over 60% of outstanding shares • Engaged with holders of over 28% of outstanding shares

Proposal 1 — Election of Directors

Criteria for Director Nominees

The Board, in part through its delegation to the Governance and Nominating Committee, seeks to recommend qualified individuals to become members of the Board. The Board selects individuals as director nominees who, in the opinion of the Board, demonstrate the highest personal and professional integrity as well as exceptional ability and judgment, who can serve as a sounding board for our CEO on planning and policy, and who will be most effective, in connection with the other nominees to the Board, in collectively serving the long-term interests of all our shareholders.

Key areas of expertise for director nominees, which are reflected in our current director nominees, include:

• **Strategic M&A**	– Experience with international acquisitions, post-merger integration, and portfolio restructuring
• **Global Operations and Management**	– Experience with cross-border transactions, global market entry and expansion, and implementation of operational efficiency
• **Strategy Development and Execution**	– Capital allocation and strategic planning expertise
• **Deep and Diverse Industry Knowledge**	– Experience with diversified manufacturing in many of the markets and product areas relevant to Dover's businesses.
• **Audit and Corporate Governance Matters**	– Experience with assurance and audit, regulation, and financial reporting
• **Executive Leadership Experience**	– Leadership experience as former CEOs and CFOs of global public companies

In considering diversity in selecting director nominees, the Governance and Nominating Committee gives weight to the extent to which candidates would increase the effectiveness of the Board by broadening the mix of experience, knowledge, backgrounds, skills, ages and tenures represented among its members.

The Governance and Nominating Committee also considers our current Board composition and the projected retirement date of current directors, as well as such other factors it may deem to be in the best interests of Dover and its shareholders, including a director nominee's leadership and operating experience (particularly as a CEO), financial and investment expertise and strategic planning experience.

The Board prefers nominees to be independent, but believes it is desirable to have our CEO on the Board as a representative of current management. Given the global reach and broad array of the types of businesses operated by Dover, the Governance and Nominating Committee highly values director nominees with multi-industry and multi-geographic experience.

Director Nomination Process

Whenever the Governance and Nominating Committee concludes that a new nominee to our Board is required or advisable, it will consider recommendations from directors, management, shareholders and, if it deems appropriate, consultants retained for that purpose. In such circumstances, it will evaluate individuals recommended by shareholders in the same manner as nominees recommended from other sources.

Shareholder Nominations for Director

Shareholders who wish to recommend an individual for nomination should send that person's name and supporting information to the Governance and Nominating Committee, care of the Corporate Secretary at our principal executive offices, 3005 Highland Parkway, Downers Grove, Illinois, 60515, or through our communications coordinator. Shareholders who wish to directly nominate an individual for election as a director, without going through the Governance and Nominating Committee, must comply with the procedures in our by-laws. Please see *General Information About the Annual Meeting* for nomination deadlines.

Proxy Access Shareholder Right

Following extensive engagement with our shareholders, our Board determined to adopt proxy access in February 2016, permitting a shareholder or group of up to 20 shareholders holding 3% of our outstanding shares of common stock for at least three years to nominate a number of directors constituting the greater of two directors or 20% of the number of directors on our Board, as set forth in detail in our by-laws.

2017 Director Nominees

There are twelve nominees for election to our Board at this Annual Meeting, each to serve until the next annual meeting of shareholders or his or her earlier removal, resignation or retirement. All of the nominees currently serve on our Board and are being proposed for re-election by our Board.

Both Messrs. Tobin and Spiegel are being nominated to stand for election by shareholders for the first time in 2017. Mr. Tobin was appointed to the Board in August 2016. We believe that Mr. Tobin brings to the Board a wealth of experience as an executive leading complex global industrial businesses and through his extensive experience in international finance, operations, management, and information technology. Mr. Spiegel joined our Board in February 2017. He is an experienced business leader with diversified, global experience who brings deep and valuable expertise with portfolio management and strategy development to our Board.

Current director Bernard G. Rethore is not standing for re-election and will retire from the Board effective as of the Annual Meeting.

If any nominee for election becomes unavailable or unwilling for good cause to serve as a director before the Annual Meeting, an event which we do not anticipate, the persons named as proxies will vote for a substitute nominee or nominees as may be designated by our Board, or the Board may reduce the number of directors. Directors will be elected by a majority of the votes cast in connection with their election.

PROPOSAL 1 — ELECTION OF DIRECTORS



Peter T. Francis

Independent Director Nominee
Age: 64
Director since 2007

Committee Served: Compensation

Business Experience: Former President and CEO of J.M. Huber Corporation, a privately-held, diversified company focused on engineered materials, natural resources and technology-based services (from 1994 to 2009); Managing Member of Mukilteo Investment Management Company, responsible for investments in gas royalty and real estate partnerships, private equity funds, leveraged buyouts and stock portfolios (since 2011).

Other Board Experience: Former Chairman and Director J.M. Huber Corporation.

Skills and Qualifications: The responsibilities of Mr. Francis as an investment manager require him to make regular business and investment decisions across a wide range of industries, an important perspective that he brings to the Board. He also contributes valuable perspectives on governance practices and change management informed in part by his role as a Faculty member at the Stanford University Graduate School of Business, where he teaches courses on business transition planning. His experience as Chairman, President and CEO for over 16 years of an international manufacturing conglomerate with locations in over 25 countries enables him to provide valuable input to the Board and our CEO on matters relating to: portfolio structuring; industrial manufacturing; management oversight, executive compensation, performance evaluation and succession planning; and Board governance and composition. As Chairman of the Board of J.M. Huber Corporation, Mr. Francis led the design of board processes, the implementation of individual board member evaluations, and the development of the audit, nominating, management and compensation, environmental and finance committee charters. As President and CEO, Mr. Francis entirely redesigned J.M. Huber's strategy and restructured its portfolio with over 25 divestitures and 100 acquisitions. Mr. Francis has also lived or worked outside the United States for more than eight years and brings an international perspective to the Board. Mr. Francis has an MBA from Stanford University.

PROPOSAL 1 — ELECTION OF DIRECTORS



Kristiane C. Graham

Independent Director Nominee
Age: 59
Director since 1999

Committees Served: Compensation, Governance and Nominating

Business Experience: Private Investor.

Skills and Qualifications: Ms. Graham's experience as a private investor with substantial holdings of Dover stock and her shared interests in Dover, including interests through charitable organizations of which she is a director, makes her a good surrogate for our individual and retail investors. Ms. Graham also has past experience with a commercial bank, primarily as a loan officer. She founded and operated an advisory company and a publication regarding international thoroughbred racing and now co-manages her family's investments. During her time on the Board, she has devoted substantial time to monitoring the development of Dover operating company leaders, enabling her to provide the Board valuable insights regarding management succession. As a member of one of the founding families of Dover, Ms. Graham also brings to the Board a sense of Dover's historical values, culture and strategic vision which the Board believes is beneficial as it considers various strategic planning alternatives for shaping Dover's future.



Michael F. Johnston

Independent Board Chairman; Independent Director Nominee
Age: 69
Director since 2013

Committees Served: Compensation, Governance and Nominating

Business Experience: Former CEO (from 2004 to 2008) and President and Chief Operating Officer ("COO") (from 2000 to 2004) of Visteon Corporation, an automotive components supplier; former President of North America/Asia Pacific, Automotive Systems Group (from 1999 to 2000), President of Americas Automotive Group (from 1997 to 1999), and other senior management positions at Johnson Controls, Inc., an automotive and building services company. In May 2009, Visteon filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code.

Other Board Experience: Director of Armstrong Flooring, Inc. and Whirlpool Corporation. Former Chairman and Director of Visteon Corporation. Former Director of Armstrong World Industries and Flowserve Corporation.

Skills and Qualifications: Mr. Johnston brings to the Board industry insight, financial expertise and leadership experience garnered from his 17 years on the boards of global companies. During his career, he has served as CEO of an $18 billion global manufacturer, and has been a lead Director and Chairman of other major public companies. Mr. Johnston also brings valuable corporate governance perspectives from his prior board service, while his operations experience has helped him gain knowledge and a deep understanding in manufacturing, design, innovation, engineering, accounting and finance and capital structure. In addition, he has nearly 20 years of experience in building businesses in emerging economies. Mr. Johnston holds a bachelor's degree in industrial management from the University of Massachusetts and an MBA from Michigan State University.

PROPOSAL 1 — ELECTION OF DIRECTORS



Robert A. Livingston

Chief Executive Officer
Age: 63
Director since 2008

Committee Served: None

Business Experience: President and CEO (since 2008), COO (2008) and Vice President (from 2007 to 2008) of Dover; former President and CEO of Dover Engineered Systems, Inc. (from 2007 to 2008); former President and CEO of Dover Electronics, Inc. (from 2004 to 2007); and former President of Vectron International, Inc. (2004).

Skills and Qualifications: Mr. Livingston is Dover's current CEO. The Board believes it is desirable to have on the Board one active management representative to facilitate its access to timely and relevant information and its oversight of management's long-term strategy, planning and performance. Mr. Livingston brings to the Board considerable management experience and a deep understanding of Dover's companies, history and operating model which he gained during more than 29 years in management positions at Dover companies, including 10 years in operating company positions in finance, general management and as President, and 14 years in senior management positions at three Dover segments, including four years as segment CEO. His background in finance, his experience in all aspects of management, including manufacturing operations, acquisitions, divestitures, restructurings and integrations, and his passion for leadership development enable him to give valuable input to the Board in matters involving business strategy, capital allocation, transactions and succession planning.



Richard K. Lochridge

Independent Director Nominee
Age: 73
Director since 1999

Committee Served: Compensation *(Chair)*

Business Experience: Retired President of Lochridge & Company, Inc., a management consulting firm.

Other Board Experience: Director of Knowles Corporation. Former Director of The Lowe's Company, Inc. and PETsMART Inc.

Skills and Qualifications: Mr. Lochridge's experience in management consulting makes him a valuable contributor to the Board and advisor to our CEO on matters of strategy, organizational processes, global operations, leadership development, succession planning and risk-management. He worked many years with a major consulting company where a majority of his experience was with non-U.S. companies or covering international or global markets, and where he was for a time in charge of all international offices. In addition to Dover, over a period of 29 years, Mr. Lochridge has served on the boards of seven other public companies, including the one on which he currently serves. On these boards, he has at various times served as non-executive chair and chair of the audit, finance and compensation committees. His consulting work has enabled him to work closely with the boards and senior management of many public companies on complex and important transactions and projects in global arenas, giving him experience and insight that are beneficial to Dover.

PROPOSAL 1 — ELECTION OF DIRECTORS



Eric A. Spiegel

Independent Director Nominee
Age: 59
Director since 2017

Committee Served: Audit

Business Experience: Former President and CEO (from 2010 to 2016) of Siemens USA, a global business focusing on the areas of electrification, automation and digitalization; former Managing Partner, Global Energy, Chemicals, and Power, and Managing Partner, Washington, D.C. office, and other roles at Booz & Company, Inc. (now known as Strategy&) and Booz Allen Hamilton, Inc., global consulting firms (1986 to 2010); former Associate, Energy and Industrials Practice, at Temple, Barker & Sloane, Inc., a management consulting firm (now known as Oliver Wyman) (1984 to 1985; 1980 to 1982): former Marketing and Strategy Manager at Brown Boveri & Cie (now known as ABB), a Swiss group of electrical engineering companies (1982 to 1984).

Other Board Experience: Director of Liberty Mutual Holding Company, Inc.

Skills and Qualifications: Mr. Spiegel is an experienced business leader with diversified, global experience who brings deep and valuable expertise with portfolio management and strategy development to our Board. He has over 34 years of diversified global experience, mostly recently as President and CEO of Siemens USA. At Siemens, he led strategic reviews across a portfolio of 42 business units and executed the company's "Vision 2020" initiative to optimize growth in specific markets, particularly with respect to energy, industrial and infrastructure markets. Prior to Siemens, Mr. Spiegel was a global consultant at Booz Allen Hamilton focused on complex organizations in the energy, power, chemical, water, industrial and automotive fields. At Booz, he lived and worked with major energy clients in Asia, the Middle East, Europe, and Latin America on projects around corporate strategy, mergers and acquisitions, major capital projects and procurement and supply chain re-design and was closely involved with the government sector. He holds a bachelor's degree in economics from Harvard University and an MBA from the Tuck School of Business at Dartmouth College.



Michael B. Stubbs

Independent Director Nominee
Age: 68
Director since 1999

Committee Served: Audit

Business Experience: Managing Member (since 1995) of S.O.G. Investors, LLC, (consultant and investor in oil and gas, public and private equity, and real estate); former Director (from 1981 to 2009) and Audit Committee member of Moore-Handley, Inc. (wholesale hardware distributor); Director (from 1989 to 1995) and Chair of the Board (from 1991 to 1995) of Petroleum Communications, Inc. (communications services provider to the offshore energy industry); Co-founder, Director (from 1984 to 1996) and President (from 1984 to 1992) of Lyon, Stubbs & Tompkins, Inc. (U.S. Securities and Exchange Commission ("SEC") registered investment advisor); Director and member of the Executive Committee (from 1973 to 1982) of Ivy Corporation (construction materials).

Skills and Qualifications: Mr. Stubbs's financial expertise, based on his extensive experience in the finance and investment professions, makes him a valuable asset to the Board in its financial oversight function and strategic planning. Mr. Stubbs has spent his entire professional career in finance, including working in mergers and acquisitions for a public company, having been a principal in several leveraged buyouts, and as a founder/principal of an SEC registered investment advisor. Mr. Stubbs has also served as CFO, President and Chair of various private companies. Like Ms. Graham's, Mr. Stubbs's family is one of the founding families of Dover. He brings to the Board extensive familiarity and experience with the founding principles, general business strategy and culture of Dover.

PROPOSAL 1 — ELECTION OF DIRECTORS



Richard J. Tobin

Independent Director Nominee
Age: 54
Director since 2016

Committee Served: Audit

Business Experience: CEO (since 2013) of CNH Industrial NV, a global manufacturer of agricultural and construction equipment, trucks, commercial vehicles, buses, specialty vehicles and powertrain applications; former Group Chief Operating Officer of Fiat Industrial S.p.A., a global capital goods manufacturer, and President and CEO (each from 2012 to 2013) of CNH Global NV, a multinational manufacturer of agricultural and construction equipment; former Chief Financial Officer of CNH Global NV (2010 to 2012); former Chief Finance Officer & Head of Information Technology (2004 to 2010) of SGS Group, a multinational provider of inspection, verification, testing and certification services; former Chief Operating Officer for North America (2002 to 2004) of SGS Group; former General Manager (2001 to 2002) of Alcan Aluminum, a mining company and aluminum manufacturer; former General Manager and Vice President (1995 to 2001) of Alusuisse-Lonza SA, an aluminum manufacturer; former Vice President of International Marketing and other roles (1989 to 2001) of GTE Corporation, a telephone company. He also holds the position of Vice Chairman of Turk Traktor ve Ziraat Makineleri AS of Ankara Turkey.

Other Board Experience: Director of CNH Industrial NV

Skills and Qualifications: Mr. Tobin has a broad range of industry and functional experiences acquired through regional and global leadership positions of significant responsibility and scope. He currently serves as CEO of CNH Industrial NV, a complex international industrial company, where he is leading efforts to increase efficiencies, innovate through new technologies, and expand geographically. He gained extensive experience in international finance, operations, management, and information technology in his prior roles as CFO of CNH Global NV and Chief Finance Officer & Head of Information Technology at SGS Group. Prior to beginning his business career, Mr. Tobin was an officer in the United States Army. He currently sits on the U.S. Chamber of Commerce Board of Directors, and is a member of the Business Roundtable. Mr. Tobin holds a bachelor of arts from Norwich University and an MBA from Drexel University.



Stephen M. Todd

Independent Director Nominee
Age: 68
Director since 2010

Committee Served: Audit

Business Experience: Former Global Vice Chairman (from 2003 to 2010) of Assurance Professional Practice of Ernst & Young Global Limited, London, UK, an assurance, tax, transaction and advisory services firm; and prior thereto, various positions with Ernst & Young (since 1971).

Other Board Experience: Member of the Board of Trustees and Chairman of the Audit Committee of PNC Funds and PNC Advantage Funds (registered management investment companies).

Skills and Qualifications: Mr. Todd's experience in the accounting profession makes him a valuable resource for the Board and Audit Committee. Mr. Todd brings to the Board significant financial experience in both domestic and international business following a 40-year career at Ernst & Young where he specialized in assurance and audit. His experience, especially his years as Global Vice Chairman of Ernst & Young Global Limited's Assurance Professional Practice and as audit partner for several multinational companies, gives him unique insights into accounting and financial issues relevant to multinational companies like Dover, and he brings the perspective of an outside auditor to the Audit Committee.

PROPOSAL 1 — ELECTION OF DIRECTORS



Stephen K. Wagner

Independent Director Nominee
Age: 69
Director since 2010

Committees Served: Audit, Governance and Nominating (Chair)

Business Experience: Former Senior Advisor, Center for Corporate Governance, of Deloitte & Touche LLP, an audit, financial advisory, tax and consulting firm (from 2009 to 2011); Managing Partner, Center for Corporate Governance, of Deloitte (from 2005 to 2009); Deputy Managing Partner, Innovation, Audit and Enterprise Risk, United States, of Deloitte (from 2002 to 2007); and Co-Leader, Sarbanes-Oxley Services, of Deloitte (from 2002 to 2005).

Skills and Qualifications: Mr. Wagner's over 30 years of experience in accounting make him a valuable resource for the Board and the Audit Committee. His work with Sarbanes-Oxley and other corporate governance regulations, including his years as Managing Partner at Deloitte & Touche's Center for Corporate Governance, makes him well suited to advise the Board on financial, auditing and finance-related corporate governance matters as well as risk management. He brings to the Board an outside auditor's perspective on matters involving audit committee procedures, internal control and accounting and financial reporting matters.



Keith E. Wandell

Independent Director Nominee
Age: 67
Director since 2015

Committee Served: Compensation, Governance and Nominating

Business Experience: Former President and CEO (from 2009 to 2015) of Harley-Davidson, Inc., a global motorcycle manufacturer; and former President and Chief Operating Officer (from 2006 to 2009), former Executive Vice President (from 2005 to 2006), former Corporate Vice President (from 1997 to 2005), former President of the Automotive Experience business (from 2003 to 2006) and President of the Power Solutions business (from 1997 to 2003) of Johnson Controls, Inc., a global manufacturer of automotive, power and building solutions.

Other Board Experience: Director of Dana Holding Corporation and Constellation Brands, Inc. Former Chairman of Harley Davidson, Inc. and former Director of Clarcor, Inc.

Skills and Qualifications: Mr. Wandell brings to the Board the valuable perspective of a strategic, experienced leader with a strong record focused on growth, profitability, international expansion and innovation. He has over 30 years of experience in diversified manufacturing businesses, most recently as the former Chairman and CEO of Harley-Davidson, Inc., where he led transformation efforts across the company's product development, manufacturing and retail functions, focused on international expansion and implemented a restructuring plan. Prior to joining Harley-Davidson, Inc., Mr. Wandell served as President and Chief Operating Officer of Johnson Controls, Inc. and helped manage the company's entry into the Chinese car-battery market as well as its subsequent joint venture with China's largest battery manufacturer. In addition to his significant operating, financial and leadership experience in both domestic and international business, Mr. Wandell has served on the boards of four other public companies, including the two on which he currently serves. He holds a bachelor's degree in business administration from Ohio University and an MBA from the University of Dayton.

PROPOSAL 1 — ELECTION OF DIRECTORS



Mary A. Winston

Independent Director Nominee
Age: 55
Director since 2005

Committee Served: Audit *(Chair)*

Business Experience: President of WinsCo Enterprises Inc., a consulting firm providing financial and board governance advisory services (since 2016); former Executive Vice President and CFO of Family Dollar Stores, Inc., a general merchandise retailer (from 2012 to 2015); former Senior Vice President and CFO of Giant Eagle, Inc., a grocery and fuel retailer (from 2008 to 2012); former President of WinsCo Financial LLC, a financial and strategic consulting firm (from 2007 to 2008); and former Executive Vice President and CFO of Scholastic Corporation, a children's publishing and media company (from 2004 to 2007).

Other Board Experience: Director of Domtar Corporation and Supervalu Inc.; Former Director of Plexus Corporation.

Skills and Qualifications: Ms. Winston brings to the Board valuable experience and expertise based on her years of financial management and leadership experience. Ms. Winston, who started her career as a CPA with a large global public accounting firm, has extensive experience with financial and accounting matters for large public companies. She previously served as CFO of three large companies: Family Dollar Stores, Inc., Giant Eagle, Inc. and Scholastic, Inc. Ms. Winston also held various senior executive positions in the finance departments of Visteon Corporation and Pfizer, Inc. She has been designated as a Board Leadership Fellow by the NACD and serves as President of the NACD Carolinas chapter. Ms. Winston's background and experience make her a valuable contributor to the Board on matters involving audit committee procedures, financial analysis, internal control, and accounting and financial reporting matters, as well as general corporate governance matters. She holds a bachelor's degree in accounting from the University of Wisconsin and an MBA from Northwestern University's Kellogg School of Management.

**THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION
OF EACH OF THE NOMINEES NAMED ABOVE.**

Structure of Our Board and Our Governance Practices

Our Board is committed to sound governance practices and regularly reviews and refines our profile to reflect evolving best practices and matters raised by our shareholders. The following summarizes key aspects of our governance framework.

Corporate Governance Highlights

Independent Chair/ Directors	• We have an independent Chairman and all directors are independent, other than our CEO.
Annual Majority Vote Director Elections & Mandatory Resignation Policy	• All of our directors are elected annually by our shareholders. • Our directors must receive a majority of the votes cast in uncontested elections to be elected. • We have a director resignation policy that requires a current director to tender his or her resignation to the Board if he or she does not receive a majority of the votes cast. The Governance and Nominating Committee will recommend to the full Board whether to accept the resignation or whether to take other action.
Proxy Access	• Our by-laws permit a shareholder or a group of up to 20 shareholders owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our by-laws.
Special Shareholder Meetings	• Our by-laws provide that shareholders who hold 25% or more of our outstanding stock may call a special meeting of shareholders.
Elimination of Super-majority Provisions	• We amended our charter to eliminate the super-majority voting provision applicable to business combinations with related persons. • At this Annual Meeting, the Board is recommending to shareholders that they approve the Board's proposals to amend our charter to remove our remaining super-majority voting provisions.
Shareholder Rights Plans	• We do not currently have a shareholder rights plan, also known as a poison pill.

Director Independence

Our Board has determined that each of the current members of the Board, except for Robert A. Livingston who is our CEO, has no material relationship with Dover and satisfies all the criteria for being "independent" members of our Board. This includes the criteria established by the SEC and the New York Stock Exchange ("NYSE") listing standards, as well as our standards for classification as an independent director which are available on our website at www.dovercorporation.com. Our Board makes an annual determination of the independence of each nominee for director prior to his or her nomination for re-election. No director may be deemed independent unless the Board determines that he or she has no material relationship with Dover, directly or as an officer, shareholder or partner of an organization that has a material relationship with Dover.

Majority Standard for Election of Directors and Mandatory Resignation Policy

Under our by-laws and corporate governance guidelines, the voting standard in director elections is a majority of the votes cast. Under the majority standard, a director must receive more votes in favor of his or her election than votes against his or her election. Abstentions and broker non-votes do not count as votes cast with respect to a director's election. In contested director elections (where there are more nominees than available seats on the board), the plurality standard will apply.

For an incumbent director to be nominated for re-election, he or she must submit an irrevocable, contingent resignation letter. The resignation will be contingent on the nominee not receiving a majority of the votes cast in an uncontested election and on the Board's acceptance of the resignation. If an incumbent director fails to receive a majority of the votes cast in an uncontested election, the Governance and Nominating Committee will make a recommendation to our Board concerning the resignation. Our Board will act on the resignation within 90 days following certification of the election results, taking into account the committee's recommendation. The Board will publicly announce its decision and, if the resignation is rejected, the rationale for its decision.

Board, Committee and Individual Director Evaluations

Our Board and its committees conduct robust annual self-evaluations of their performance. In addition, our Board evaluates one-third of our directors on a rotating individual basis each year with the purpose of assisting each director to be a more effective member of the Board. New directors undergo the evaluation process in each of their first two years on the Board. Our directors believe the rotational nature of our evaluation process enables a more in-depth, comprehensive evaluation for each of our directors.

Board Leadership Structure

The Chairman of our Board is an independent director. We believe that having a Chairman independent of management provides strong leadership for the Board and helps ensure critical and independent thinking with respect to our Company's strategy and performance. Our CEO is also a member of the Board as a management representative. We believe this is important to make information and insight directly available to the directors in their deliberations. In our view, this board leadership structure gives us an appropriate, well-functioning balance between non-management and management directors that combines experience, accountability and effective risk oversight.

PROPOSAL 1 — ELECTION OF DIRECTORS

Key Areas of Board Oversight

Long-Term Business Strategy	• One of the primary responsibilities of our Board is the oversight of management's long-term strategy and planning. Accordingly, our Board maintains a deep level of engagement with management in setting and overseeing Dover's long-term business strategy.
Risk Management	• Our Board believes that risk oversight is the responsibility of the Board as a whole and not of any one of its committees. • The Board periodically reviews the processes established by management to identify and manage risks and communicates with management about these processes. • We have established a risk assessment team consisting of senior executives, which annually, with the assistance of a consultant, oversees a risk assessment made at the segment and operating company levels and, with that information in mind, performs an assessment of the overall risks our company may face. Each quarter, this team reassesses the risks at the Dover level, the severity of these risks and the status of efforts to mitigate them and reports to the Board on that reassessment.
Succession Planning	• Another of the Board's primary responsibilities is overseeing a sound Board and management succession process. The Board has developed a comprehensive plan to address management succession — both over the long term and for emergency purposes. The framework for the long-term plan includes thoughtful, deliberate monitoring of management beyond our top executives to ensure Dover continues to build a deep internal bench of talent. • The Board has also focused on its own succession plan, which drives not only our director selection efforts, but also how we approach Board and committee leadership structure and membership, with a focus on critical board skills, diversity and independence.

Governance Guidelines and Code of Ethics

Our Board long ago adopted written corporate governance guidelines that set forth the responsibilities of our Board and the qualifications and independence of its members and the members of its standing committees. The Board reviews these guidelines at least annually, in light of evolving best practices, shareholder feedback and the evolution of our business. In addition, our Board has a long-standing code of business conduct and ethics setting forth standards applicable to all of our companies and their employees, a code of ethics for our CEO and senior financial officers, and charters for each of its standing committees. All of these documents (referred to collectively as "governance materials") are available on our website at www.dovercorporation.com.

Directors' Meetings and Attendance

During 2016, the Board met 8 times. No director attended less than 75% of the board and standing committee meetings held while he or she was a member of the Board and relevant standing committee. Average board attendance was 96% in 2016. Our independent directors meet at regularly scheduled executive sessions at least quarterly without management representatives or non-independent directors present. The Chairman of the Board presides at these sessions.

Our directors are expected to attend the Annual Meeting. All of the directors then on the Board attended the Annual Meeting held on May 5, 2016.

PROPOSAL 1 — ELECTION OF DIRECTORS

Director Orientation and Education

All new directors participate in our director orientation program. New directors meet in-person with senior corporate and segment leaders to review and discuss our businesses, operations, strategy, end markets, governance and culture. We believe that our on-boarding approach, coupled with participation in regular Board and committee meetings, provides new directors a strong foundation in our businesses and accelerates their effectiveness to fully engage in Board deliberations.

Our Board also encourages directors to annually participate in continuing director education programs outside of the Boardroom, and our company reimburses directors for their expenses associated with this participation.

Board Committees

Our Board has three standing committees — the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. The table below sets forth a summary of our committee structure and membership information.

DIRECTOR	Audit Committee	Compensation Committee	Governance and Nominating Committee
PETER T. FRANCIS		✓	
KRISTIANE C. GRAHAM		✓	✓
MICHAEL F. JOHNSTON		✓	✓
ROBERT A. LIVINGSTON			
RICHARD K. LOCHRIDGE		✓ (Chair)	
BERNARD G. RETHORE*	✓		
ERIC A. SPIEGEL	✓		
MICHAEL B. STUBBS	✓		
RICHARD J. TOBIN	✓		
STEPHEN M. TODD	✓		
STEPHEN K. WAGNER	✓		✓ (Chair)
KEITH E. WANDELL		✓	✓
MARY A. WINSTON	✓ (Chair)		
MEETINGS IN 2016	8	5	4

*   *Mr. Rethore is not standing for re-election and will retire from the Board effective as of the Annual Meeting, at which time the size of our Board will be reduced to twelve members.*

PROPOSAL 1 — ELECTION OF DIRECTORS

Audit Committee



Mary A. Winston (Chair)

Bernard G. Rethore
Eric A. Spiegel
Michael B. Stubbs
Richard J. Tobin
Stephen M. Todd
Stephen K. Wagner

Key Responsibilities

- Selecting and engaging our independent registered public accounting firm ("independent auditors")

- Overseeing the work of our independent auditors and our internal audit function

- Approving in advance all services to be provided by, and all fees to be paid to, our independent auditors, who report directly to the committee

- Reviewing with management and the independent auditors the audit plan and results of the auditing engagement

- Reviewing with management and our independent auditors the quality and adequacy of our internal control over financial reporting

The Audit Committee holds regular quarterly meetings at which it meets separately with each of our independent registered public accounting firm, PwC, our internal audit function, financial management and our general counsel to assess certain matters including the status of the independent audit process, management's assessment of the effectiveness of internal control over financial reporting and the operation and effectiveness of our compliance program. In addition, the Audit Committee, as a whole, reviews and meets to discuss the contents of each Form 10-Q and Form 10-K (including the financial statements) prior to its filing with the SEC.

Our Board has determined that all members of the Audit Committee qualify as "audit committee financial experts" as defined in the SEC rules.

The Audit Committee's responsibilities and authority are described in greater detail in its written charter.

Compensation Committee



Richard K. Lochridge (Chair)

Peter T. Francis
Kristiane C. Graham
Michael F. Johnston
Keith E. Wandell

Key Responsibilities

The Compensation Committee, together with our independent directors, approves compensation for the CEO of Dover. The functions of the Compensation Committee also include:

- Approving compensation for executive officers who report directly to the CEO (together with the CEO, "senior executive officers")

- Granting awards and approving payouts under our LTIP and our AIP

- Approving changes to our executive compensation plans

- Reviewing and recommending compensation for the Board

- Overseeing succession planning and management development programs

The Compensation Committee's responsibilities and authority are described in greater detail in its written charter.

PROPOSAL 1 — ELECTION OF DIRECTORS

Governance and Nominating Committee



Stephen K. Wagner (Chair)

Kristiane C. Graham
Michael F. Johnston
Keith E. Wandell

Key Responsibilities

- Developing and recommending corporate governance principles to our Board
- Annually reviewing the requisite skills and characteristics of board members as well as the size, composition, functioning and needs of our Board as a whole
- Considering and recommending to the Board nominees for election to, or for filling any vacancy on, our Board in accordance with our by-laws, our governance guidelines, and the committee's charter
- Identifying and recommending to our Board any changes it believes desirable in the size and composition of our Board
- Recommending to our Board any changes it believes desirable in structure and membership of our Board's committees

The Governance and Nominating Committee's responsibilities and authority are described in greater detail in its written charter.

Procedures for Approval of Related Person Transactions

We generally do not engage in transactions in which our senior executive officers or directors, any of their immediate family members or any of our 5% shareholders have a material interest. Should a proposed transaction or series of similar transactions involve any such persons and an amount that exceeds $120,000, it would be subject to review and approval by the Governance and Nominating Committee in accordance with a written policy and the procedures adopted by our Board, which are available with the governance materials on our website.

Under the procedures, management determines whether a proposed transaction requires review under the policy and, if so, presents the transaction to the Governance and Nominating Committee. The Governance and Nominating Committee reviews the relevant facts and circumstances of the transaction and approves or rejects the transaction. If the proposed transaction is immaterial or it is impractical or undesirable to defer the proposed transaction until the next committee meeting, the Chair of the committee decides whether to (i) approve the transaction and report the transaction at the next meeting or (ii) call a special meeting of the committee to review and approve the transaction. Should the proposed transaction involve the CEO or enough members of the Governance and Nominating Committee to prevent a quorum, the disinterested members of the committee will review the transaction and make a recommendation to the Board, and the disinterested members of the Board will then approve or reject the transaction. No director may participate in the review of any transaction in which he or she is a related person.

Shareholder Engagement

In 2016, we continued our focus on regularly engaging with our shareholders. We reached out to holders of over 60% of our shares outstanding and engaged with governance professionals and portfolio managers at investors holding more than 28% of our shares outstanding.

Topics of discussion focused on our key governance and compensation practices, including Board oversight of our long-term business strategy, our Board refreshment practices and recent changes to our governance profile, such as our adoption of proxy access. Our shareholders expressed their broad support for our governance practices and shareholder rights, including our Board leadership structure, the formulation of our special meeting right and our use of annual director elections. We also discussed super-majority voting provisions, our executive compensation program and how the metrics in our compensation program, including our internal Total Shareholder Return ("iTSR") metric, align our strategy with performance, and how we address sustainability, an area of growing focus for both our shareholders and our Board.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Board continues to find the feedback it receives from these discussions to be invaluable. We plan to continue our program of proactive, regular engagement to further deepen our relationship with our investors.

Communication with Directors

The Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters ("accounting matters"), and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting matters. Such complaints or concerns may be submitted to Dover, care of our Corporate Secretary or through the communications coordinator, an external service provider, by mail, fax, telephone or via the internet as published on our website. The communications coordinator forwards such communications to Dover without disclosing the identity of the sender if anonymity is requested.

Shareholders and other interested persons may also communicate with our Board and the non-management directors in any of these same manners. Such communications are forwarded to the Chair of the Governance and Nominating Committee.

Directors' Compensation

Our non-employee directors receive annual compensation in an amount our Board sets from time to time. The directors' annual compensation is payable partly in cash and partly in common stock in an allocation our Board may adjust from time to time. If any director serves for less than a full calendar year, the compensation to be paid to that director for the year will be pro-rated as deemed appropriate by the Compensation Committee.

Our Board has adopted a policy that directors are expected to hold at any time a number of shares at least equal to the aggregate number of shares they received as the stock portion of their annual retainer during the past five years, net of an assumed 30% tax rate.

FOR 2016, NON-EMPLOYEE DIRECTOR COMPENSATION WAS AS FOLLOWS:
Annual retainer of $250,000, payable $130,000 in common stock and $120,000 in cash
Audit Committee Chair – additional annual cash retainer of $15,000
Compensation Committee Chair and Nominating and Governance Committee Chair — additional annual cash retainer of $10,000
Board Chairman – additional annual retainer of $150,000, payable $125,000 in cash and $25,000 in stock

Under our LTIP, each non-employee director can elect to defer the receipt of 0%, 50%, or 100% of the equity compensation payable in a year until termination of services as a non-employee director. Shares deferred are converted into deferred stock units representing the right to receive one share of our common stock for each unit held at the end of the deferral period. Dividend equivalents are credited on deferred stock units and will be distributed in cash at the time that shares are distributed in settlement of deferred stock units. Messrs. Francis, Johnston, Lochridge, Tobin, Todd and Wagner and Ms. Graham elected to defer receipt of their 2016 equity compensation and received deferred stock units.

PROPOSAL 1 — ELECTION OF DIRECTORS

The table below sets forth the compensation paid to our directors (other than Mr. Livingston) for services in 2016.

NAME	FEES EARNED OR PAID IN CASH ($)(1)	STOCK AWARDS ($)(1)(2)	TOTAL ($)
ROBERT W. CREMIN	122,500	64,614	187,114
JEAN-PIERRE M. ERGAS	60,000	54,152	114,152
PETER T. FRANCIS	120,000	130,025	250,025
KRISTIANE C. GRAHAM	120,000	130,025	250,025
MICHAEL F. JOHNSTON	213,750	146,668	360,448
RICHARD K. LOCHRIDGE	130,000	130,025	260,025
BERNARD G. RETHORE	120,000	130,025	250,025
ERIC A. SPIEGEL	—	—	—
MICHAEL B. STUBBS	120,000	130,025	250,025
RICHARD J. TOBIN	49,315	53,455	102,770
STEPHEN M. TODD	120,000	130,025	250,025
STEPHEN K. WAGNER	130,000	130,025	260,025
KEITH E. WANDELL	120,000	130,025	250,025
MARY A. WINSTON	135,000	130,025	265,025

(1) Amounts include the standard annual cash retainer, the Chairman's additional cash retainer and the additional annual cash retainer for committee Chairs. Messrs. Cremin and Ergas retired from the Board effective as of the 2016 Annual Meeting. Mr. Livingston does not appear on this table because he is a management director and does not receive any additional compensation for his service as a director. Mr. Johnston was first elected as Chairman effective following the 2016 Annual Meeting; his compensation reflects his partial year of service as Chairman. Mr. Tobin was first elected to the Board on August 4, 2017; his compensation reflects his partial year of service. Mr. Spiegel was first elected to the Board on February 9, 2017 and did not receive any compensation in 2016.

(2) On November 15, 2016, each of Messrs. Rethore, Stubbs and Wandell and Ms. Winston received 1,817 shares of common stock with an aggregate grant date fair market value of $130,025. Messrs. Francis, Lochridge, Todd and Wagner and Ms. Graham each received 1,817 deferred stock units. Mr. Johnston received 2,050 deferred stock units. Mr. Tobin received 747 deferred stock units. Mr. Cremin received 1,019 shares of common stock with an aggregate date fair market value of $64,614. Mr. Ergas received 854 shares of common stock with an aggregate date fair market value of $54,152.

Proposal 2 — Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed the independent registered public accounting firm of PwC to audit the annual accounts of Dover and its subsidiaries for 2017. PwC has audited the financial statements for the Company for more than three years. Representatives of PwC are not expected to be present at the Annual Meeting.

Although shareholder ratification of PwC's appointment is not required by Dover's by-laws or otherwise, our Board is submitting the ratification of PwC's appointment for the year 2017 to Dover's shareholders. If the shareholders do not ratify the appointment of PwC, the Audit Committee will reconsider whether or not to retain PwC as Dover's independent registered public accounting firm for the year 2017 but will not be obligated to terminate the appointment. Even if the shareholders ratify the appointment of PwC, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in Dover's interests.

THE BOARD RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR 2017.

Audit Committee Report

The Audit Committee is composed of directors who, in the opinion of the Board, are independent and financially literate under NYSE rules and qualify as audit committee financial experts as defined by the SEC. Information concerning the credentials of the Audit Committee members can be found in the section of this proxy statement entitled "Proposal 1 – Election of Directors".

The Audit Committee operates under a written charter adopted by the Board and available on Dover's website. The Audit Committee assists the Board in overseeing the quality and integrity of Dover's financial statements, compliance with legal and regulatory requirements, the qualifications, performance and independence of the independent auditors, and the performance of the internal audit function.

Among other things, the Audit Committee appoints the Company's independent auditors and is directly involved in the selection of the lead audit engagement partner, discusses with the internal audit function and independent auditors the overall scope and plans for their respective audits, reviews the Company's accounting policies and system of internal controls, reviews significant financial transactions, discusses with management and with the Board processes relating to risk management, pre-approves audit and permissible non-audit services provided by the independent auditors, and approves all fees paid to the independent auditors for such services.

For 2016, the Audit Committee engaged the independent registered public accounting firm PwC as Dover's independent auditor. In selecting PwC, the Audit Committee considered, among other things: the experience and qualifications of the lead audit partner and other senior members of the PwC team; PwC's historical performance on Dover's audit and the quality of its communications with the Audit Committee; the results of the most recent internal quality control review or Public Company Accounting Oversight Board ("PCAOB") inspection; PwC's independence; its reputation for integrity and competence in the fields of accounting and auditing; the appropriateness of its fees; and its tenure as Dover's independent auditors, including its understanding of the Company's global businesses, accounting policies and practices, and internal control over financial reporting.

The Audit Committee discussed with PwC the overall scope and plans for the audit of Dover's 2016 financial statements. The Audit Committee met with PwC, with and without management present, to discuss the results of PwC's examination, their assessment of internal controls and the overall quality of financial reporting.

The Audit Committee reviewed and discussed, with both the management of Dover and PwC, Dover's 2016 audited financial statements, including a discussion of critical accounting policies, the quality, not just the acceptability, of the accounting principles followed, the reasonableness of significant judgments reflected in such financial statements and the clarity of disclosures in the financial statements. The Audit Committee met a total of eight times in 2016 and 2017 to discuss 2016 quarterly and full-year financial results and related disclosures.

The Audit Committee has received the written disclosures and the Rule 3526 letter from PwC required by the applicable requirements of PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and discussed with PwC its independence, including the impact of any relationships or permitted non-auditing services on PwC's independence. The Audit Committee also discussed with PwC the matters required to be discussed under PCAOB Auditing Standard No. 1301. The Audit Committee has also received written materials addressing PwC's internal control procedures and other matters required by NYSE listing standards.

Based upon the review and discussions referred to above, the Audit Committee recommended that the audited financial statements for the year ended December 31, 2016 be included in Dover's Annual Report on Form 10-K.

Audit Committee:

Mary A. Winston (Chair)
Bernard G. Rethore
Eric A. Spiegel
Michael B. Stubbs
Richard J. Tobin
Stephen M. Todd
Stephen K. Wagner

Fees Paid to Independent Registered Public Accounting Firm

Fees, rounded to the nearest thousand dollars, paid to, or accrued for, PwC for services to us and our subsidiaries for 2016 and 2015 (including reimbursable expenses) were as follows:

	2016	2015
AUDIT FEES	$ 8,446,948	$ 9,084,304
AUDIT-RELATED FEES	$ 110,000	$ 100,000
TAX FEES	$ 529,390	$ 207,662
ALL OTHER FEES	$ 1,312,059	$ 264,810
TOTAL	$ 10,398,397	$ 9,656,776

Audit Fees. Audit fees include fees for audit or review services in accordance with generally accepted auditing standards and fees for services that generally only independent auditors provide, such as statutory audits and review of documents filed with the SEC. Audit fees also include fees paid in connection with services required for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees. Audit-related fees include fees for assurance and related services that are reasonably related to the audit of our financial statements, such as due diligence services pertaining to potential business acquisitions and dispositions and consultations concerning the accounting and disclosure treatment of events and the impact of final or proposed rules and standards.

Tax Fees. Tax fees include fees for services that are performed by professional tax staff other than in connection with the audit. These services include tax compliance services.

All Other Fees. Other fees include fees for non-audit services not listed above that do not impair the independence of the auditor and are not prohibited by the SEC or Public Company Accounting Oversight Board, such as market assessment and commercial due diligence services in 2016 and 2015.

Pre-Approval of Services Provided by Independent Registered Public Accounting Firm

Consistent with its charter and applicable SEC rules, our Audit Committee pre-approves all audit and permissible non-audit services provided by PwC to us and our subsidiaries. With respect to certain services which PwC has traditionally provided, the Audit Committee has adopted specific pre-approval policies and procedures. In developing these policies and procedures, the Audit Committee considered the need to ensure the independence of PwC while recognizing that, in certain situations, PwC may possess the expertise and be in the best position to advise us and our subsidiaries on issues and matters other than accounting and auditing.

The policies and procedures adopted by the Audit Committee allow the pre-approval by the Audit Committee of permissible audit-related services, non-audit-related services and tax services. Under the policies and procedures, pre-approval is generally provided for up to one year and any general pre-approval is detailed as to the particular services or category of services and is subject to a specific budget for each of them. The policies and procedures require that any other services be expressly and separately approved by the Audit Committee prior to such services being performed by the independent auditors. In addition, pre-approved services which are expected to exceed the budgeted amount included in a general pre-approval require separate, specific pre-approval. For each proposed service, the independent auditors and management are required to provide detailed information to the Audit Committee at the time of approval. The Audit Committee considers whether each pre-approved service is consistent with the SEC's rules and regulations on auditor independence.

All audit-related and non-audit-related services of PwC during 2016 listed above under "Fees Paid to Independent Registered Public Accounting Firm" were pre-approved specifically or pursuant to the procedures outlined above. With respect to any tax services provided by PwC, PwC provided to the Audit Committee the communications required under PCAOB Rule 3524.

Compensation Discussion and Analysis

Dear Dover Shareholders:

The executive compensation programs at Dover are designed to attract and retain talented individuals who have the skills and experience Dover needs to achieve its business and financial objectives, and to align their interests with those of our shareholders.

When making executive pay decisions, we take into account our business strategy, considering both our annual financial performance and the long-term success of Dover. We ensure our compensation levels and programs are competitive, while maintaining consistency with market practices. We also ensure that compensation awards recognize the performance and contributions each executive makes toward Dover's performance.

Thank you for being a Dover shareholder. We are pleased to share our compensation philosophy, our financial and strategic performance for the year, and the specifics of our compensation program for our senior executives.

Sincerely,

Richard K. Lochridge (Chair), Peter T. Francis, Kristiane C. Graham, Michael F. Johnston and Keith E. Wandell

This Compensation Discussion and Analysis ("CD&A") describes Dover's executive compensation programs in 2016. It describes Dover's pay philosophy, how the Board, the Compensation Committee and the CEO have applied that philosophy to Dover's executives and the process the Compensation Committee uses to make executive pay decisions, assess performance goals and results, and implement updates to our compensation program. There are five officers who are a NEO:

NAMED EXECUTIVE OFFICERS	
ROBERT A. LIVINGSTON	President & CEO
BRAD M. CEREPAK	Senior Vice President & Chief Financial Officer
C. ANDERSON FINCHER	President & CEO, Dover Engineered Systems
SIVASANKARAN SOMASUNDARAM	President & CEO, Dover Energy
WILLIAM W. SPURGEON, JR.	President & CEO, Dover Fluids

Executive Summary

Our compensation programs are designed to support the primary objective of creating sustained, long-term value for our shareholders. To achieve this objective, management is required to execute Dover's strategy, resulting in sustainable revenue and earnings growth. The Compensation Committee believes that a strong pay-for-performance philosophy aligns our executives' goals with long-term value creation for our shareholders.

Dover Business Overview

Dover is a diversified global manufacturer delivering innovative equipment and components, specialty systems and support services through four major operating segments: Energy, Engineered Systems, Fluids, and Refrigeration & Food Equipment. Our entrepreneurial business model encourages, promotes, and fosters deep customer engagement and collaboration, which has led to Dover's well-established and valued reputation for providing superior customer service and industry-leading product innovation.

Dover's operating segments are organized around our key end markets. The segment structure is also designed to provide increased opportunities to leverage our scale and capitalize on productivity initiatives.

COMPENSATION DISCUSSION AND ANALYSIS

2016 Company Performance Highlights

Dover's business results in 2016 continued to be impacted by difficult conditions in oil and gas markets, and production and customer mix challenges in retail refrigeration. During the second half of 2016, North American rig count and oil prices began to recover and these improving fundamentals drove sequential revenue increases in our Energy segment in the third and fourth quarters. In addition, throughout the year, we actively implemented manufacturing improvements to address the challenges in our retail refrigeration business. We continued our focus on operating efficiencies through the use of our Dover Excellence tools. We also took actions designed to right-size our businesses to reflect difficult market conditions, particularly in businesses impacted by the oil and gas markets.

In 2016, we:

- Generated revenue from continuing operations of $6.8 billion, a decrease of 2.3% from the prior year.

- Delivered diluted EPS of $3.25, a decrease of 13% compared to $3.74 in the prior year.

- Acquired six businesses in separate transactions for a total net cash consideration of $1.6 billion. These businesses were acquired to complement our existing businesses within our Fluids and Engineered Systems segments. We also completed the divestiture of our Texas Hydraulics and Tipper Tie businesses.

- Increased quarterly dividends by 5% per share, marking the 61st year of dividend increases. Dover has the third longest record of consecutive annual dividend increases of all listed companies.

As a result of the difficult business conditions, annual bonuses for all NEOs were paid below the targeted levels. In addition, the performance shares had no payout for four of the five NEO's. Only Mr. Fincher received a performance share payout at 60.1% of target.



COMPENSATION DISCUSSION AND ANALYSIS

Components of Compensation Aligned with Company Performance

In light of the strong support from our shareholders for our compensation program structure and its close alignment with our pay for performance philosophy, our 2016 program structure was unchanged.

COMPONENT	PAY ELEMENT	METRICS & WEIGHTING	OBJECTIVES	RATIONALE
BASE SALARY	**Cash**		Attract and retain executives	Need to offer competitive salaries (benchmark to median of peer group)
ANNUAL INCENTIVE PLAN	**Cash**	50% Financial Results – Revenue – Income 50% Individual Strategic Objectives	Drive profitability, growth, and progress toward strategy implementation	Individual objectives are designed to incentivize achievement of long-term strategic goals in order to create shareholder value over time
LONG-TERM INCENTIVE PLAN	**SSARs** **RSUs** **Performance Shares**	Dover Stock Price *3-year performance period* iTSR 3-year performance period	Drive profitability and growth, create shareholder value, foster executive retention, and align executive and shareholder interests	All components paid in stock to align executive and shareholder interests
BENEFITS	Consistent with other similarly situated employees			

2016 Compensation Drivers and Outcomes

The primary elements of our philosophy include a clear pay strategy, emphasis on incentive-driven pay based on metrics that align with value creation for our shareholders and objectives that support our strategy. The following are key elements of our program:

- Financial metrics that are clearly linked to the creation of shareholder value: earnings from continuing operations, revenue, and iTSR (increased enterprise value as measured by EBITDA growth plus free cash flow generation).
- Focus on our business strategy to ensure our long-term compensation program aligns the interests of our executives with those of our shareholders by placing an emphasis on performance-based stock compensation.
- An annual review of the level of compensation and the components of our programs.
- A reference to the median of our peer group for total direct compensation, with consideration for internal pay equity, sustained performance, specific responsibilities, and experience with comparable market talent.
- Total compensation opportunities are designed so that the large majority of compensation is based on business performance.
- An annual cash bonus plan designed to reward annual financial performance as well as attainment of strategic objectives for the current year that the Board believes will assure the long-term success of Dover.
- Executive benefits and programs that are consistent with those offered to other employees. We provide substantially no executive perquisites, nor do we own or operate any corporate aircraft.

COMPENSATION DISCUSSION AND ANALYSIS

The following chart demonstrates the variability of the CEO's compensation, and the relationship between CEO pay and our performance over time, consistent with our pay-for-performance philosophy.



CEO Compensation and TSR Performance(1)

(1) The CEO's total pay included in the chart represents the amount of compensation reported in the "Total" column, minus the amount reported in the "Changes in Pension Value and Nonqualified Deferred Compensation Earnings" column, as applicable, in the Summary Compensation Table for each year.

(2) Total Shareholder Return ("TSR") data was not available for Fortive Corporation ("Fortive"), so it is not included in the 2016 TSR Peer Rank %.

For a discussion of the elements of our executive compensation program, including incentive-based pay, see "Elements of Executive Compensation — Long-Term Incentive Compensation."

2016 Say-on-Pay Advisory Vote and Shareholder Outreach

96% Say on Pay support | **60%** Shares Outstanding Contacted | **28%** Shares Engaged

In 2016, our executive compensation program received 96% approval from our shareholders, which was the same level of support received in 2015, signifying shareholders' ongoing approval of our compensation program. In 2016, we continued our enhanced shareholder engagement program. We reached out to holders of over 60% of our outstanding shares and met or spoke with governance professionals and portfolio managers at investors holding over 28% of our outstanding shares. In addition to the governance topics detailed earlier in this proxy statement, we had thoughtful discussions with our shareholders regarding our compensation program. Our investors told us they believe Dover's pay practices are aligned with our pay-for-performance philosophy. The Board appreciated the feedback it received, particularly regarding shareholder opinions on our metrics and the rigor of our target selection. The Compensation Committee will continue to consider this feedback, as well as the results from future shareholder advisory votes, in its ongoing evaluation of executive compensation programs and practices at Dover.

Dover's Alignment with Leading Compensation Governance Practices

Yes	No
✓ The majority of target NEO pay opportunity is performance based (74% for the CEO; 65% for the other NEOs)	✗ No employment contracts
✓ The majority of target NEO pay opportunity is tied to Dover stock performance (75% for the CEO; 50% for the other NEOs)	✗ No tax gross ups
✓ Each year, Dover interacts with key shareholders to seek feedback on Dover's executive compensation programs	✗ No repricing, reloads or exchanges of SSARs
✓ All long-term incentives are paid in stock, not cash	✗ No SSARs granted below fair market value
✓ Executives must hold significant amounts of Dover stock: five-times salary for the CEO, three-times for other NEOs	✗ No hedging or pledging of Dover securities by executives, including margin loans
✓ All long-term incentives are earned or vest over three years	✗ No dividends are paid on performance shares or restricted stock units ("RSUs") during the earning or vesting period. Dividend equivalents are accrued on RSUs, but only paid if the RSUs vest
✓ Change in control ("CIC") provisions require double trigger. Effective 2016, executive CIC provisions were reduced	✗ No special executive retirement arrangements
✓ Executives participate in benefit and employee programs on the same basis as other Dover employees	✗ No substantial executive perquisites, nor do we own or operate any corporate aircraft
✓ Clawback provisions are included in the Pension Replacement Plan ("PRP"), executive severance plan (the "severance plan"), and the CIC severance plan. Clawback provisions are set to take effect in our long-term incentive plan once the SEC issues final rules	
✓ The Compensation Committee retains its own independent consultant	

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Process: Aligning Business Strategy and Performance

Guiding Principles for Dover's Executive Compensation Program

Dover's executive compensation programs are designed to do the following:

✓ Focus executives on consistent long-term value creation and a balanced capital allocation program that outperforms that of our investors' alternative investment choices in our industry space.	✓ Attract and retain the right executives to look after our shareholders' interests and manage our businesses.	✓ Create the drive for over-achievement without creating undue risk to the Company.

Setting Executive Compensation

The process for determining our compensation program structure and payouts involves the dedicated participation of four parties: the Compensation Committee, the independent directors of the Board, the CEO, and the Compensation Committee's independent consultant. The roles of each in making compensation decisions are:

Compensation Committee	**Board of Directors (Excluding management representative)**
• Oversee the development and administration of our compensation and benefits policies and programs. • Evaluate and approve the performance of the CEO and each NEO against specified individual strategic objectives, set at the beginning of the year. • Review and approve performance measures, weightings, and strategic goals for the annual and long-term incentive plans in the context of our business strategy. • Formulate the compensation recommendations for our CEO and present to the independent directors for approval. • Approve all compensation recommendations for direct reports to our CEO.	• Review the performance of our CEO mid-year and following the end of the fiscal year. • Provide vital feedback to our CEO about his performance and opportunities for improvement. • Review the recommendation of the Committee and, together with the Committee, determine the compensation for our CEO.
CEO	**Independent Compensation Consultant (Semler Brossy)**
• Recommend to the Committee salaries, annual incentive awards, and long-term incentive awards for his direct reports, including other NEOs. • Provide assessment of each officer's performance including progress against strategic objectives, the performance of the individual's respective segment or function, and employee retention considerations. • Play no role in matters affecting his own compensation other than providing the independent directors with a written self-assessment of his performance.	• Provide the Committee with an evaluation of the market competitiveness of our executive compensation packages, an assessment of pay in relation to performance and input into CEO and other executive pay decisions. • Provide additional input on other compensation related matters at the request of the Committee. • Report directly to the Committee, and the Committee may replace the firm or hire additional consultants at any time. • A representative of the firm attends meetings of the Committee, upon request, and communicates with the Committee Chair between meetings.

COMPENSATION DISCUSSION AND ANALYSIS

The process for making executive compensation decisions for 2016 began with goal setting at the beginning of the year and concluded with the actual compensation payout decisions in early 2017. As described below, this year-long process integrates key factors, such as Dover's business strategy, our annual budget and market compensation data.

February 2016

- Compensation Committee and the independent directors of the Board reviewed and approved the financial performance targets for the AIP, taking into account our business strategy, and reviewed the CEO's 2016 strategic objectives with him
- The CEO thereafter approved the strategic objectives for each of his direct reports, including the NEOs, including cascading his goals where appropriate to each executive

August 2016

- Compensation Committee, including the independent Chair of the Board, provided the CEO with a mid-year performance assessment

November 2016

- Compensation Committee reviewed and considered market compensation data and executive compensation trend information from its independent consultant
- The Committee also reviewed tally sheets to understand the full cost of each executive's compensation and benefits package, share ownership levels, realized pay, and payouts under different termination scenarios

January 2017

- Compensation Committee and the other independent directors of the Board met by conference call to discuss and evaluate the CEO's performance

February 2017

- Compensation Committee reviewed with the CEO the financial and strategic performance of each of his direct reports, along with proposed pay actions
- The Committee certified the performance results for the AIP and the performance shares
- After discussion, the Committee approved pay actions for each CEO direct report
- The Committee developed its CEO pay proposal which was then discussed with the independent directors of the Board, and together they determined the pay actions for the CEO

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Program Peer Grouping

For assessing executive pay programs and levels, the Compensation Committee selected a group of companies that are similar to Dover in terms of end markets, complexity, revenues, and market capitalization. In 2016, with the help of its independent consultant, the Compensation Committee approved changes to that peer group, to arrive at the peer group below. Cameron International was removed from the group as a result of its acquisition by Schlumberger. Fortive was added to the peer group for 2016. The newly-formed company is size-appropriate and business-comparable to Dover and other peers. We believe this group (listed below), in combination with survey reported information, provides an appropriate representation of our market for executive talent.

IN USD MILLIONS	FINANCIAL CONSIDERATIONS			QUALITATIVE CONSIDERATIONS		
COMPANY	2016 REVENUE	2016 MARKET CAP(1)	INDUSTRY	>20% GLOBAL REVENUES	DOVER-LIKE STRUCTURE	SAME ANALYST COVERAGE(2)
3M COMPANY	$30,109	$107,404	Industrial Conglomerates	✗	✗	✗
COLFAX CORPORATION	$ 3,647	$ 4,407	Industrial Machinery	✗	✗	✗
CARLISLE COMPANIES	$ 3,675	$ 7,114	Industrial Conglomerates	✗	✗	
EATON CORPORATION	$19,747	$ 30,305	Electrical Equipment	✗	✗	✗
EMERSON ELECTRIC CO.	$14,522	$ 35,928	Electrical Equipment	✗	✗	✗
FLOWSERVE CORPORATION	$ 3,991	$ 6,268	Machinery	✗		✗
FMC TECHNOLOGIES INC.	$ 4,542	$ 8,072	Energy Equipment & Services	✗		
FORTIVE CORPORATION	$ 6,224	$ 18,542	Industrial Machinery	✗	✗	✗
ILLINOIS TOOL WORKS INC.	$13,599	$ 42,984	Machinery	✗	✗	✗
INGERSOLL-RAND PLC	$13,509	$ 19,385	Machinery	✗	✗	✗
PARKER-HANNIFIN CORPORATION	$11,361	$ 18,676	Machinery	✗		✗
PENTAIR LIMITED	$ 4,890	$ 10,190	Machinery	✗		✗
ROCKWELL AUTOMATION INC.	$ 5,880	$ 17,300	Electrical Equipment	✗		✗
ROPER INDUSTRIES INC.	$ 3,790	$ 18,571	Industrial Conglomerates	✗	✗	✗
SPX CORPORATION	$ 1,472	$ 994	Machinery	✗	✗	✗
TEXTRON INC.	$13,788	$ 13,121	Aerospace & Defense	✗	✗	
XYLEM, INC.	$ 3,771	$ 8,884	Industrial Machinery	✗		
WEATHERFORD INTERNATIONAL LIMITED	$ 5,749	$ 4,895	Energy Equipment & Services	✗		
75TH PERCENTILE	$13,576	$ 19,208				
MEDIAN	$ 5,814	$ 15,211				
25TH PERCENTILE	$ 3,840	$ 7,353				
DOVER	$ 6,794	$ 11,640				

(1)   As of 12/31/2016.
(2)   "Same analyst coverage" means company is covered by at least 5 of the analysts that cover Dover.

COMPENSATION DISCUSSION AND ANALYSIS

Role of Internal Equity in Setting Executive Compensation

Management and the Compensation Committee consider both market benchmarks (i.e., external equity), as well as the impact each executive role has relative to internal peers (i.e., internal equity) in establishing the executive pay structures used to govern pay.

Role of the Independent Compensation Consultant

The Compensation Committee has the authority and discretion to retain external compensation consultants as it deems appropriate. The Compensation Committee has adopted a policy to ensure the continuing independence and accountability to the committee of any advisor hired to assist the committee in the discharge of its duties. The policy formalizes the independent relationship between the committee's advisor and Dover, while permitting management limited ability to access the advisor's knowledge of Dover for compensation matters. Under the policy, the Compensation Committee will annually review and pre-approve the services that may be provided to management by the independent advisor without further committee approval. Compensation Committee approval is required prior to Dover retaining the independent advisor for any executive compensation services or other consulting services or products above an aggregate annual limit of $50,000.

Since February 2010, the Compensation Committee has retained Semler Brossy Consulting Group, LLC ("Semler Brossy") as its advisor. Semler Brossy does no other work for and has no other relationships with Dover. Semler Brossy focuses on executive compensation and does not have departments, groups or affiliates that provide services other than those related to executive compensation and benefits.

The Compensation Committee looks to its consultant to periodically review and advise regarding the adequacy and appropriateness of our overall executive compensation plans, programs and practices and, from time to time, to answer specific questions raised by the Compensation Committee or management. Compensation decisions are made by, and are the responsibility of, the Compensation Committee and our Board, and may reflect factors and considerations other than the information and recommendations provided by the Compensation Committee's consultant.

To ensure independence of the compensation consultant, the consultant reports directly to the Chair of the Compensation Committee and works specifically for the Committee solely on compensation and benefits.

Semler Brossy did not engage in any projects for management in 2016. The Compensation Committee has assessed the independence of Semler Brossy and concluded that its work for the Compensation Committee does not raise any conflict of interest.

COMPENSATION DISCUSSION AND ANALYSIS

Elements of Executive Compensation

Focus on Variable, Performance-Based Pay

The pay packages of Dover executives consist predominantly of incentive-based pay, both annual and long-term. The ratio between fixed and variable pay varies by executive level, but for the CEO and his direct reports, including the NEOs, we feel it is appropriate that the vast majority of the pay package should be "at risk" incentive-based pay as shown in the chart below. Additionally, we believe that their incentive pay should be heavily weighted toward long-term performance and tied to share performance, with the annual incentives focused on key short-term drivers and progress on strategy.



CEO pay mix at Target
15%
Performance Shares
45%
Stock Settled Stock Appreciation Rights
14%
Annual Incentive Bonus
15%
Restricted Stock Units
74%
Performance Based
11%
Salary

Other NEO pay mix at Target
13%
Performance Shares
25%
Annual Incentive Bonus
27%
Stock Settled Stock Appreciation Rights
10%
Restricted Stock Units
65%
Performance Based
25%
Salary

Each of the compensation components has a specific role in the overall design of our executive pay program. While the components are designed to be mutually reinforcing, care is taken to minimize overlap between them. The table below shows how each element fits into our overall executive pay program and incentivizes performance over multiple time horizons.

COMPONENT	PAY ELEMENT	METRICS & WEIGHTING	OBJECTIVES	RATIONALE
ANNUAL INCENTIVE PLAN	**Cash**	50% Financial Results – Revenue – Income 50% Individual Strategic Objectives	Drive profitability, growth, and progress toward strategy implementation	Individual objectives are designed to incentivize achievement of long-term strategic goals in order to create shareholder value over time
LONG-TERM INCENTIVE PLAN	**SSARs** **RSUs** **Performance Shares**	Dover Stock Price 3-year *performance period* iTSR 3-year performance period	Drive profitability and growth, create shareholder value, foster executive retention, and align executive and shareholder interests	All components paid in stock to align executive and shareholder interests

DOVER CORPORATION – *2017 Proxy Statement* 39

COMPENSATION DISCUSSION AND ANALYSIS

Annual Incentive Plan Compensation

An annual bonus may be earned each year based on an individual's performance against both financial and individual strategic goals. For each NEO, the AIP bonus target amount is determined according to the executive's business/function complexity, size, and overall impact on Dover's results, as well as strategic leadership and managerial responsibility.

For 2016, 50% of an NEO's annual bonus was based on the achievement of financial performance criteria based on earnings from continuing operations, revenue and/or operating earnings for segment executives. The other 50% of the annual bonus was based on the achievement of individual strategic objectives designed to create long-term value for Dover shareholders. These individual strategic objectives were set for the CEO by the Board at the beginning of the year and relate to specific strategic initiatives that the Board and management agreed were important for Dover to achieve in 2016. These initiatives were communicated to the CEO in February, tracked throughout the year, and progress against them was reviewed mid-year with the CEO. Following the end of the year, the Board reviewed the CEO's attainment of or progress towards those specific strategic objectives when deciding the CEO's annual bonus. The CEO's strategic objectives were cascaded to his direct reports as appropriate based on their responsibilities or business portfolio.

Executives can achieve anywhere between 0% and 200% of their target bonus. However, above target payout is only earned for performance that is significantly above the targeted performance. Dover believes that balancing the measurement of performance for the AIP between financial and strategic objectives is an important factor in mitigating risk and in reinforcing the execution of Dover's long-term strategy to create value for our shareholders.

2016 AIP Funding

AIP is designed to reward our NEOs for the achievement of financial and strategic objectives that are linked to Dover's longer term goals. The AIP is funded for Section 162(m) of the Internal Revenue Code purposes by the achievement of an EPS goal, as determined under the plan. Achievement of our EPS target allows maximum bonuses to be paid, subject to the negative discretion of the Compensation Committee in determining the final bonuses. Achievement below the target reduces the bonus pool by 1% for every 1% below target; achievement above target does not increase the bonus pool. Taking into account the impact of businesses acquired during 2016, our 2016 EPS target was $3.95 We achieved adjusted EPS, determined on the basis described above, of $3.25 so bonuses were available to be paid at a level below maximum.

COMPENSATION DISCUSSION AND ANALYSIS

2016 AIP Financial Results Performance

The actual bonuses paid for the year were below target based on business results, reflecting our pay-for-performance focus. Under the AIP, 50% of each NEO's target annual incentive is tied to the achievement of financial results and 50% is tied to the achievement of individual strategic objectives. Targets are set at the overall corporate level for corporate NEOs (Livingston, Cerepak) and at the segment level for segment NEOs (Fincher, Somasundaram, Spurgeon). The financial targets listed below were utilized to determine the 50% of each NEO's bonus tied to financial results.

| | 2016 Targets | | | 2016 Results | | |
| | In $millions | | | | | |
NEO	Net Income(1)	Sales	EBIT(2)	Net Income(1)	Sales	EBIT(2)
DOVER CORPORATION • **Robert A. Livingston** • **Brad M. Cerepak**	622	7,366	N/A	509	6,794	N/A
DOVER ENGINEERED SYSTEMS • **C. Anderson Fincher**	N/A	2,418	401	N/A	2,366	392
DOVER ENERGY • **Sivasankaran Somasundaram**	N/A	1,360	195	N/A	1,108	55
DOVER FLUIDS • **William W. Spurgeon, Jr.**	N/A	1,894	314	N/A	1,701	201

(1) Net Income target and results include the impact of any acquisitions during 2016.

(2) EBIT refers to earnings before interest and taxes.

COMPENSATION DISCUSSION AND ANALYSIS

2016 AIP Individual Strategic Objective Performance

Each of the NEOs had unique strategic objectives that were utilized to determine the remaining 50% of their annual incentive. The individual NEO strategic goals were linked to the overall success of Dover as it continues to move forward on its strategic pathway to achieve consistent long-term success. The strategic goals for the CEO are developed by the Compensation Committee at the beginning of the year, approved by the Board and communicated to the CEO in February. They are intended to focus on a limited and measurable set of goals which, if accomplished, will benefit the shareholders of Dover over the long term. The CEO in turn develops strategic goals for his direct reports which focus on measurable accomplishments in their individual areas of responsibility that will also benefit our shareholders over the long term.

2016 NEO INDIVIDUAL STRATEGIC OBJECTIVE PERFORMANCE
Mr. Livingston (President & CEO) continued to improve our business with a focus on organic growth and productivity, with particular attention to improving our ability to integrate acquisitions and our manufacturing locations. In 2016, we announced our shared services model to improve back office productivity. In addition, there was continued progress on building a succession pipeline for key roles, including the CEO.
Mr. Cerepak (Senior Vice President & Chief Financial Officer) assumed responsibility for Business Development and implemented new processes for acquisitions resulting in improved productivity and collaboration. In addition, he played a key role in updating our long term strategy resulting in the identification of new opportunities. With his leadership and support, we continued to make significant progress in the expansion of our shared services initiative.
Mr. Fincher (President & CEO of Engineered Systems) continued to expand the Printing and ID platform in our Engineered Systems segment with the execution of a commercial excellence program and the identification of adjacent markets for our products. Two strategic acquisitions were completed in the Industrial platform expanding our product and geographic presence. A continued focus on productivity resulted in a significant improvement in working capital and solid financial results. The execution of the Destaco plant North America plant consolidation missed original expectations, with remediation plans now in place to improve performance.
Mr. Somasundaram (President & CEO of Energy) did an excellent job of managing through the downturn in the energy sector, exiting the year with a solid operating margin and retaining key talent throughout the segment. The efficiencies created throughout the segment will position it for future growth as the market recovers.
Mr. Spurgeon (President & CEO of Dover Fluids) continued to improve productivity and make progress on the introduction of shared services in our Fluids segment. He simplified the segment's market approach and consolidated locations in China to reduce the cost of the operations. Recent acquisitions in the segment did not meet their projected results.

2016 AIP Target Performance and Payout

Overall, we performed below our financial targets in 2016 but made progress on our strategic objectives, including key acquisitions and divestures. Actual compensation varies widely based on the individual's business unit and performance against specific strategic objectives.

NEO	Annual Bonus in $			Annual Bonus % of Target		
	2014	2015	2016	2014	2015	2016
Robert A. Livingston	1,300,000	988,125	880,000	104%	79%	68%
Brad M. Cerepak	660,000	530,000	530,000	105%	84%	79%
C. Anderson Fincher	550,000	450,000	500,000	110%	87%	94%
Sivasankaran Somasundaram (1)	—	385,000	355,000	—	77%	68%
William W. Spurgeon, Jr.	610,000	530,000	310,000	94%	82%	48%

(1) *Mr. Somasundaram first became a NEO with respect to the year 2015 and therefore the year 2014 is not included in the table.*

COMPENSATION DISCUSSION AND ANALYSIS

2016 Performance Shares

Overall, we performed below our financial targets in 2016 but made progress on our strategic objectives, including key acquisitions and divestures. Actual compensation varies widely based on the individual's business unit and performance against specific strategic objectives. The first grants of performance shares with iTSR as the metric were made in 2014, with a performance period of 2014-2016.

NEO	TARGET # OF SHARES 2016	ACTUAL SHARES AWARDED 2016
Robert A. Livingston	15,756	0
Brad M. Cerepak	4,242	0
C. Anderson Fincher	3,636	2,186
Sivasankaran Somasundaram	3,636	0
William W. Spurgeon, Jr.	3,636	0

Long-Term Incentive Compensation

The following table summarizes the components of our LTIP and the related performance criteria for awards granted in 2016. Note that all components are paid in stock rather than cash to encourage shareholder alignment through stock ownership.

LTIP COMPONENT	PERFORMANCE CRITERIA	PURPOSE	VESTING OR EXERCISE PERIOD
STOCK SETTLED STOCK APPRECIATION RIGHTS	Market Price of our Common Stock	To focus executives on share price appreciation SSARs are not exercisable until three years after grant; they remain exercisable for another seven years	SSARs are not exercisable until three years after grant; they remain exercisable for another seven years
RESTRICTED STOCK UNITS	Market Price of our Common Stock	Retention and full alignment with the shareholder experience	Awards vest ratably over three years
PERFORMANCE SHARES	iTSR (EBITDA growth and cash flow generation)	To focus executives on core enterprise value creation	Performance Shares

COMPENSATION DISCUSSION AND ANALYSIS

Long-Term Incentive Plan Mix


CEO/CFO
20%
Performance Shares
20%
Restricted Stock Units
60%
Stock Settled Stock Appreciation Rights
Other NEOs
30%
Performance Shares
20%
Restricted Stock Units
50%
Stock Settled Stock Appreciation Rights

Performance Shares & iTSR

The Compensation Committee believes our iTSR measure focuses executives on key financial and strategic drivers of long-term shareholder value. iTSR, by definition, is a measure of value creation for our business segments and operating companies. The key components of iTSR are EBITDA Growth and Free Cash Flow. Based on rigorous testing over time, the Compensation Committee continues to believe iTSR is:

- highly correlated with long-term shareholder value creation for a multi-industry company such as Dover,
- highly correlated with the combination of return on invested capital ("ROIC") and organic growth, and
- more effective in driving behaviors than relative TSR because it measures outcomes that are more within management's control, such as revenue growth (organic and acquisition), and margin improvements.

Definition of iTSR. iTSR measures the change in enterprise value over a three-year period. EBITDA is assigned a multiple based on prevailing market multiples among industrial companies. iTSR tracks the change in that EBITDA-based value, along with Free Cash Flow generated during the three-year performance period. The two together work similarly to an external TSR measure: the EBITDA-based value becomes a proxy for share price, and Free Cash Flow becomes a proxy for dividends. Further, EBITDA Growth and Free Cash Flow together focus our business leaders on growing our business, investing in continuing operations, and shaping our portfolio with capital-effective acquisitions and dispositions.


Sales Growth
Margin Improvement
EBITDA Growth
Free Cash Flow
iTSR

- **EBITDA Growth** — We believe that EBITDA is useful for purposes of evaluating our ongoing operating profitability as it excludes the depreciation and amortization expense related primarily to capital expenditures

COMPENSATION DISCUSSION AND ANALYSIS

and acquisitions that occurred in prior years, as well as in evaluating our operating performance in relation to our competitors.

- **Free Cash Flow** — Free Cash Flow is operating cash flow less capital spending, less cash used for acquisitions, plus cash received from divestitures. We believe that Free Cash Flow is an important measure of our operating performance as it provides a measurement of cash generated from operations that is available for mandatory payment obligations and investment opportunities, such as funding acquisitions, paying dividends, repaying debt and repurchasing our common stock.

Safeguards. Since iTSR is an absolute measure of value creation, we have implemented safeguards to substantially eliminate large payouts resulting solely from economic cycles. Further, payouts under the program are in shares, and our shareholding requirements ensure that executives are exposed to the same stock price changes as our shareholders, including external stock market factors. Dividends are not accrued or paid on performance shares during the performance period.

Rigorous iTSR Targets, Threshold and Cap Levels. iTSR targets for our Performance Shares are demanding and were rigorously back-tested to confirm that they are set to tie performance share payouts with comparable relative TSR performance levels. Awards are earned three years after the grant, provided iTSR exceeds a threshold level. No payouts will be made unless iTSR equals or exceeds 6%. The payout to any individual may not exceed 500,000 shares.

Payouts of performance shares are made on a sliding scale using the following formula:



Stock Settled Stock Appreciation Rights

Similar to stock options, SSARs are granted to align executive interests with shareholder interests for stock price growth for several years into the future. They are granted to focus executives on increasing the stock price over the long term. SSARs give our NEOs the ability to participate in the price appreciation of a set number of shares of Company stock. Once SSARs vest, an NEO may exercise them any time prior to the expiration date. The proceeds from the exercise are paid to the NEO in the form of shares of Dover common stock to encourage continued share ownership and shareholder alignment.

COMPENSATION DISCUSSION AND ANALYSIS

Illustration of SSARs Exercise:

Base Price /Exercise Price	$ 60
Fair Market Value ("FMV") on date of exercise	$ 80
Number of SSARs Granted	100

EXERCISE STEP	Gain in Value	Total Value after Exercise	Total Shares Awarded post Exercise *
CALCULATION FORMULA	FMV - Ex. Price	Gain in Value x Number of SSARs	Total Value ÷ FMV
RESULT	$80 - $60 = $20 ($20 per SSAR)	$20 x 100 = $2,000	$2,000 ÷ $80 = 25

*   *Subject to tax withholding*

Restricted Stock Units

RSU grants are designed to attract and retain NEOs by providing them some of the benefits associated with stock ownership during the vesting period. Executives do not actually own the shares underlying the units, nor enjoy the benefits of ownership such as dividends and voting, until the vesting conditions are satisfied. Once vested, the NEO receives shares of Dover stock equivalent in number to the vested units and receives a cash amount equal to accrued dividends during the vesting period, net of withholding taxes.

2017 Changes to our Executive Compensation

Changes in Salary

Consistent with similarly situated employees throughout Dover, four of the five NEOs received a salary increase, ranging between 2.2% and 2.9%. Mr. Spurgeon did not receive an increase.

Changes in Target Bonus and Long-Term Incentives

Mr. Livingston and Mr. Cerepak received increases in their target Long Term Incentive Awards to ensure their compensation packages remained competitive with their peers in the market. Mr. Livingston's target award increased from $6,500,000 to $6,750,000. Mr. Cerepak's target award increased from $1,850,000 to $2,000,000.

NEO	2017		
	Salary	Target Annual Incentive Plan Bonus	Target LTIP Award
ROBERT A. LIVINGSTON	$1,060,000	125%	$6,750,000
BRAD M. CEREPAK	$685,000	100%	$2,000,000
C. ANDERSON FINCHER	$545,000	100%	$1,100,000
SOMASUNDARAM SIVASANKARAN	$535,000	100%	$1,100,000
WILLIAM W. SPURGEON, JR.	$650,000	100%	$1,100,000

Other Benefits

401(k), Pension Plan and Health & Wellness Plans

Our executive officers are able to participate in retirement and benefit plans generally available to our employees on the same terms as other employees. Dover and most of our businesses offer a 401(k) plan to substantially all U.S.-based employees and provide a Company matching contribution denominated as a percentage of the amount of salary deferred into the plan by a participant during the course of the year. Some of our U.S.-based employees also participate in a tax-qualified defined benefit pension plan. Effective December 31, 2013, we closed both our qualified and non-qualified defined benefit retirement plans to new employees. We intend to freeze any future benefit accruals in both plans effective December 31, 2023. All of our U.S.-based employees are offered a health and wellness plan (including health, term life and disability insurance). NEOs do not receive enhanced health and wellness benefits.

Non-Qualified Retirement Plans

We offer two non-qualified plans with participation generally limited to individuals whose annual salary and bonus earnings exceed the Internal Revenue Service ("IRS") limits applicable to our qualified plans: our PRP and our deferred compensation plan. Effective for 2016, participation in the deferred compensation plan is open to employees with an annual salary equal to or greater than $175,000.

After December 31, 2009, benefits under the PRP before offsets are determined using the benefit calculation and eligibility criteria as under the pension plan, except that IRS limits on compensation and benefits do not apply. Prior to December 31, 2009, the participants in the PRP accrued benefits greater than those offered in the pension plan. Effective January 1, 2010, we modified this plan so that executives subject to IRS compensation limits will accrue future benefits that are substantially the same as benefits under the pension plan. Individuals who participated in the PRP prior to January 1, 2010 will receive benefits calculated under the prior benefit formula through December 31, 2009 and benefits calculated under the lower PRP benefit formula on and after January 1, 2010. Amounts receivable by the executives under the PRP are reduced by any amounts receivable by them under the pension plan, any qualifying profit sharing plan, Company-paid portion of social security benefits, and the amounts of the Company match in the 401(k) plan.

Effective December 31, 2013, the PRP was closed to new employees. All eligible employees as of December 31, 2013 will continue to earn PRP benefits through December 31, 2023 as long as they remain employed by Dover and its affiliates. Effective December 31, 2023, Dover intends to eliminate any future benefit accruals consistent with the freezing of benefit accruals under the pension plan.

We offer a deferred compensation plan to allow participants to elect to defer their receipt of some or all of their salary, bonuses and any payout of a cash performance award. The plan permits executive officers to defer receipt of part of their compensation to later periods and facilitates tax planning for the participants. Effective January 1, 2014, the deferred compensation plan was amended to provide for certain matching and additional contributions for participants who do not also participate in the PRP. Our NEOs are participants in the PRP and are not eligible for matching or additional contributions under the deferred compensation plan. Accordingly, we do not consider the deferred compensation plan to play a major role in our compensation program for our NEOs as we do not match any amounts deferred or guarantee any particular return on deferrals.

Executive Severance

Our executive officers do not have employment contracts. All of our NEOs are eligible to participate in our severance plan. Under the plan, if we terminate an NEO's employment without cause (as defined in the severance plan), the NEO will generally be entitled to receive twelve months of salary and healthcare benefits continuation, and a prorated bonus for time worked during the year. See "Potential Payments Upon Termination or Change-in-Control."

Senior Executive Change-in-Control Severance Plan

We have a senior executive CIC severance plan. The CIC severance plan establishes the severance benefits payable to eligible executives if they are involuntarily terminated following a change-in-control. All of our NEOs are eligible to participate in the CIC severance plan. An executive eligible to participate in the CIC severance plan as of the date of a change-in-control will be entitled to receive severance payments under the plan if, within 18 months after the change-in-control, either the executive's employment is terminated by the Company without "cause" or he or she terminates employment for "good reason" (as such terms are defined in the plan). The severance payments and benefits will consist of: a lump sum payment equal to 2.0 times their annual salary and target bonus, and a lump sum payment equal to the cost of Consolidated Omnibus Budget Reconciliation Act (COBRA) health care benefit continuation of the executive and covered family members for twelve months. See "Potential Payments Upon Termination or Change-in-Control."

No executive may receive severance benefits under more than one plan or arrangement. Dover does not provide tax gross-ups in the CIC severance plan.

Other Elements of Compensation

Clawback Policy

Currently, our PRP includes clawback provisions for termination for cause and the severance plan and CIC severance plan provide for clawback of benefits for breaches of the plan. Our LTIP provides that awards will be subject to such clawback requirements and policies as may be required by applicable law or Dover policies in effect from time to time. We intend to adopt a broader recovery policy once the SEC issues final rules.

Anti-hedging and Anti-pledging Policy

Currently, all employees who receive an award under our LTIP, including all NEOs, are prohibited from hedging or pledging their position in Dover stock.

Perquisites

We provide substantially no executive perquisites, nor does the Company own or operate any corporate aircraft. Management and the Compensation Committee believe that providing significant perquisites to executive officers would not be consistent with our overall compensation philosophy. As a result, we do not provide executive officers with social club memberships, company cars or car allowances, financial counseling, or any other perquisites. Executives participate only in programs generally available to Dover employees.

Shareholding Guidelines

We believe that our executives will most effectively pursue the long-term interests of our shareholders if they are shareholders themselves. In 2009, the Compensation Committee adopted formal share ownership guidelines (subject to exceptions that may be granted by the Committee for significant personal events or retirement planning). Our policy requires that NEOs hold/retain all equity grants until the share ownership guidelines are met. Based on current share ownership, all NEOs currently meet the guidelines.



COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee reserves the right to provide a portion of annual bonus in stock for any officer who fails to meet or make satisfactory progress toward satisfying the guidelines.

Risk Assessment

In 2015, Dover, with the assistance of Towers Watson (now, Willis Towers Watson), conducted a review of the formal risk assessment for all our incentive compensation programs that have material impact on our financial statements. This review was updated in 2016. Willis Towers Watson inventoried incentive compensation programs across the operating companies, segments, and corporate globally. Willis Towers Watson then collected key information about each program including the number of participants, target annual awards or expected spend, income statement and balance sheet accounts tied to the program, performance metrics, and summary design features. Willis Towers Watson used selection criteria developed with Dover management to choose individual programs for in-depth review. No programs were found to present a material adverse risk to the financial statements of Dover.

Compensation Committee Report

We reviewed and discussed with management the Compensation Discussion and Analysis for the year ended December 31, 2016.

Based on the review and discussions referred to above, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in Dover's Annual Report on Form 10-K for the year ended December 31, 2016.

Compensation Committee: Richard K. Lochridge (Chair)
                             Peter T. Francis
                             Kristiane C. Graham
                             Michael F. Johnston
                             Keith E. Wandell

Executive Compensation Tables

Summary Compensation Table

The Summary Compensation Table and notes show all remuneration for 2016 provided to our NEOs, consisting of the following officers:

Our President & CEO;

Our Senior Vice President & Chief Financial Officer; and

Our three other most highly compensated executive officers as of the end of 2016.

The determination of the most highly compensated executive officers is based on total compensation paid or accrued for 2016, excluding changes in the actuarial value of defined benefit plans and earnings on nonqualified deferred compensation balances.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Robert A. Livingston President & Chief Executive Officer	2016	1,030,000	880,000	2,599,952	2,519,488	0	1,225,883	37,932	8,293,255
	2015	1,000,000	988,125	2,599,974	3,097,433	0	586,000	19,341	8,290,873
	2014	1,000,000	1,300,000	2,600,056	3,751,109	2,014,680	2,696,650	9,100	13,371,595
Brad M. Cerepak Senior Vice President & Chief Financial Officer	2016	670,000	530,000	740,014	717,089	0	278,934	320,331	3,256,368
	2015	670,000	530,000	739,982	881,585	0	229,000	11,857	3,062,424
	2014	630,000	660,000	700,014	1,009,916	629,588	344,903	9,100	3,983,521
C. Anderson Fincher President & Chief Executive Officer, Dover Engineered Systems (7)	2016	530,000	500,000	550,001	355,313	0	365,810	13,832	2,314,956
	2015	530,000	450,000	549,967	436,820	269,940	218,000	10,676	2,465,403
	2014	495,282	550,000	500,010	480,902	484,720	427,264	9,100	2,947,278
Sivasankaran Somasundaram President & Chief Executive Officer, Dover Energy (7)	2016	502,000	355,000	550,001	355,313	0	222,090	13,832	1,998,236
	2015	479,167	385,000	549,967	436,820	0	161,000	10,676	2,022,630
William W. Spurgeon President & Chief Executive Officer, Dover Fluids	2016	650,000	310,000	550,001	355,313	0	726,584	13,832	2,605,730
	2015	650,000	530,000	549,967	436,820	790,760	256,000	10,676	3,224,223
	2014	650,000	610,000	500,010	480,902	1,310,120	1,303,922	11,022	4,865,976

(1) Bonus amounts generally represent payments under our AIP for the year indicated, for which payments are made in the first quarter of the following year. The AIP constitutes a non-equity incentive plan under FASB ASC Topic 718. Although they are based on the satisfaction of pre-established performance targets, these amounts are reported in the bonus column rather than the non-equity incentive plan compensation column to make clear that they are annual bonus payments for the year indicated and to distinguish them from the payouts under the cash performance awards granted under the Dover Corporation 2005 Equity and Cash Incentive Plan (the "2005 Plan") or the LTIP for the three-year performance periods ended December 31, 2014 and December 31, 2015.

(2) The amounts generally represent (a) the aggregate grant date fair value of performance shares granted during the year indicated, calculated in accordance with FASB ASC Topic 718 and (b) the aggregate grant date fair value of restricted stock unit awards granted during the year, calculated in accordance with FASB ASC Topic 718. Under FASB ASC Topic 718, the 2014, 2015 and 2016 awards are considered performance and service conditioned. The grant date fair value for the 2014 performance share awards was $82.51, the grant date fair value for the 2015 performance share awards was $73.28, and the grant date fair value for the 2016 performance share awards was $57.25 determined in accordance with FASB ASC Topic 718.

EXECUTIVE COMPENSATION TABLES

The amounts represent the aggregate grant date fair value of awards granted during the year indicated, calculated in accordance with FASB ASC Topic 718 and do not correspond to the actual value that might be realized by the named executives.

The grant date fair value of restricted stock unit awards was calculated in accordance with FASB ASC Topic 718 using the assumptions set forth in the footnotes to financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2016. All restricted stock unit grants are eligible for dividend equivalent payments which are paid upon vesting.

For a discussion of the assumptions relating to calculation of the cost of equity awards, see Note 12 to the Notes to the Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2016.

(3) *The amounts represent the aggregate grant date fair value of SSAR awards granted during the year indicated, calculated in accordance with FASB ASC Topic 718, and do not correspond to the actual value that may be realized by the named executives. For a discussion of the assumptions relating to the calculation of the cost of equity awards, see the Notes to Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2016.*

(4) *Amounts represent the payouts earned under cash performance awards granted for the three-year performance period ended on December 31 of the year indicated. The actual payouts were made during the first quarter of the following year. See the column under Note (1) for additional amounts paid as non-equity incentive plan compensation.*

(5) *Amounts represent changes in present value of accumulated benefits under the pension plan and/or PRP during the year indicated. For more information see "— Pension Benefits through 2016."*

(6) *The amounts for 2016 for the NEOs are due to $9,275 in 401(k) matching contributions, as well as dividends received on RSUs. The amounts for 2015 for the NEOs are due to $9,100 in 401(k) matching contributions, as well as dividends received on RSUs. The amounts for 2014 for the NEOs are categorized as follows: each of the NEOs had $9,100 in 401(k) matching contributions. The amount for Mr. Spurgeon includes $1,922 in health club membership reimbursement.*

(7) *Mr. Somasundaram became a NEO in 2015 and, therefore, we have not included information for prior years.*

Grants of Plan-Based Awards in 2016

All awards listed in the table below have a grant date of February 11, 2016.

Name	Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Thresh-old ($)(1)	Target ($)	Maximum ($)	Thresh-old (#)(1)	Target (#)	Maximum (#)				
Robert A. Livingston	SSAR (2)								272,489	$57.25	$2,519,488
	Performance Shares (3)					22,707	90,828				$1,299,976
	RSU (4)							22,707			$1,299,976
	AIP (5)		1,287,500	2,575,000							
Brad M. Cerepak	SSAR (2)								77,555	$57.25	$ 717,089
	Performance Shares (3)					6,463	25,852				$ 370,007
	RSU (4)							6,463			$ 370,007
	AIP (5)		670,000	1,340,000							
C. Anderson Fincher	SSAR (2)								38,428	$57.25	$ 355,313
	Performance Shares (3)					5,764	23,056				$ 329,989
	RSU (4)		530,000	1,060,000				3,843			$ 220,012
	AIP (5)										
Sivasankaran Somasundaram	SSAR (2)								38,428	$57.25	$ 355,313
	Performance Shares (3)					5,764	23,056				$ 329,989
	RSU (4)							3,843			$ 220,012
	AIP (5)		520,000	1,040,000							
William W. Spurgeon, Jr.	SSAR (2)								38,428	$57.25	$ 355,313
	Performance Shares (3)					5,764	23,056				$ 329,989
	RSU (4)							3,843			$ 220,012
	AIP (5)		650,000	1,300,000							

(1) Represents the minimum amount payable for a certain level of performance. Under each of our plans, there is no guaranteed minimum payment.

(2) Represents an award of SSARs under the LTIP that will not be exercisable until February 11, 2019. The grant date fair value was calculated in accordance with FASB ASC 718, using a Black-Scholes value of $9.25 per SSAR.

(3) Represents an award of performance shares under the LTIP. The performance shares vest and become payable after the three-year performance period ending December 31, 2018 subject to the achievement of the applicable performance goal. The performance share awards are considered performance and service awards per FASB ASC 718 and the grant date fair value for the awards was calculated in accordance with FASB ASC 718, using a value of $57.25 per share.

(4) Represents an award of restricted stock units under the LTIP made on February 11, 2016. The grant vests in three equal annual installments beginning on March 15, 2017. The grant date fair value for the awards were calculated in accordance with FASB ASC 718, using a value of $57.25 per share.

(5) The amounts shown in this row reflect the potential payouts in February 2017 for 2016 under the AIP. The bonus amount actually paid in February 2017 is disclosed in the Summary Compensation Table in the column "Bonus" for 2016 for the executive officer.

Outstanding Equity Awards at Fiscal Year-End 2016

Awards listed below with grant dates beginning in 2014 were made under the LTIP. Awards listed below with grant dates between 2006 through 2012 were made under the 2005 Plan. All equity awards outstanding as of February 28, 2014 were adjusted as a result of the spin-off of Knowles Corporation to preserve the value of the awards in accordance with the Employee Matters Agreement, dated February 28, 2014, between Dover and Knowles Corporation.

Name	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unvested	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($)
Robert A. Livingston		272,489(1)	57.25	2/11/2026				
		212,882(2)	73.28	2/12/2025				
		189,068(3)	82.51	3/10/2024				
	293,708(4)		63.33	2/14/2023				
	249,924(5)		57.62	2/9/2022				
	204,485(6)		58.69	2/10/2021				
	317,553(7)		37.79	2/11/2020				
	176,023(8)		25.96	2/12/2019				
					22,707(10)	1,701,435(13)	90,828(14)	6,805,742(17)
					11,827(11)	886,197(13)	70,960(15)	5,317,033(17)
					5,252(12)	393,532(13)		
Brad M. Cerepak		77,555(1)	57.25	2/11/2026				
		60,590(2)	73.28	2/12/2025				
		50,903(3)	82.51	3/10/2024				
	79,032(4)		63.33	2/14/2023				
	47,728(5)		57.62	2/9/2022				
	37,489(6)		58.69	2/10/2021				
	58,218(7)		37.79	2/11/2020				
					6,463(10)	484,273(13)	25,852(14)	1,937,090(17)
					3,366(11)	252,214(13)	20,196(15)	1,513,286(17)
					1,414(12)	105,951(13)		
C. Anderson Fincher		38,428(1)	57.25	2/11/2026				
		30,022(2)	73.28	2/12/2025				
		24,239(3)	82.51	3/10/2024				
	14,211(4)		63.33	2/14/2023				
	15,620(5)		57.62	2/9/2022				
	15,336(6)		58.69	2/10/2021				
	23,816(7)		37.79	2/11/2020				
	26,369(8)		25.96	2/12/2019				
	18,358(9)		37.28	2/14/2018				
					3,843(10)	287,956(13)	23,056(14)	1,727,586(16)
					2,002(11)	150,010(13)	18,012(15)	1,349,639(16)
					808(12)	60,543(13)		

EXECUTIVE COMPENSATION TABLES

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unvested	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($)
Sivasankaran Somasundaram		38,428(1)	57.25	2/11/2026				
		30,022(2)	73.28	2/12/2025				
		24,239(3)	82.51	3/10/2024				
	14,211(4)		63.33	2/14/2023				
	15,620(5)		57.62	2/9/2022				
	15,336(6)		58.69	2/10/2021				
	23,816(7)		37.79	2/11/2020				
					3,843(10)	287,956(13)	23,056(14)	1,727,586(16)
					2,002(11)	150,010(13)	18,012(15)	1,349,639(16)
					808(12)	60,543(13)		
William W. Spurgeon, Jr.		38,428(1)	57.25	2/11/2026				
		30,022(2)	73.28	2/12/2025				
		24,239(3)	82.51	3/10/2024				
	28,423		63.33	2/14/2023				
	31,240		57.62	2/9/2022				
	30,672		58.69	2/10/2021				
					3,843(10)	287,956(13)	23,056(14)	1,727,586(16)
					2,002(11)	150,010(13)	18,012(15)	1,349,639(16)
					808(12)	60,543(13)		

(1) SSARs granted on February 11, 2016 that are not exercisable until February 11, 2019.
(2) SSARs granted on February 12, 2015 that are not exercisable until February 12, 2018.
(3) SSARs granted on March 10, 2014 that are not exercisable until March 10, 2017.
(4) SSARs granted on February 14, 2013 that became exercisable on February 14, 2016.
(5) SSARs granted on February 9, 2012 that became exercisable on February 9, 2015.
(6) SSARs granted on February 10, 2011 that became exercisable on February 10, 2014.
(7) SSARs granted on February 11, 2010 that became exercisable on February 11, 2013.
(8) SSARs granted on February 12, 2009 that became exercisable on February 12, 2012.
(9) SSARs granted on February 14, 2008 that became exercisable on February 14, 2011.
(10) Unvested portion of restricted stock units granted on February 11, 2016. The units vest in three equal annual installments beginning on March 15, 2017.
(11) Unvested portion of restricted stock units granted on February 12, 2015. The units vest in three equal annual installments beginning on the first anniversary of the grant date.
(12) Unvested portion of restricted stock units granted on March 10, 2014. The units vest in three equal annual installments beginning on the first anniversary of the grant date.
(13) The amount reflects the number of units granted multiplied by $74.93, the closing price of our common stock on December 30, 2016.
(14) Performance shares granted on February 11, 2016 become payable after December 31, 2018 subject to the achievement of the applicable performance goal. The amount reflected in the table represents the number of shares payable based on achievement of the maximum level of performance (400%).

(15) *Performance shares granted on February 12, 2015 become payable after December 31, 2017 subject to the achievement of the applicable performance goal. The amount reflected in the table represents the number of shares payable based on achievement of the maximum level of performance (400%).*

(16) *The amount reflects the number of performance shares payable based on achievement of the maximum level of performance multiplied by $74.93, the closing price of our common stock on December 30, 2016.*

Option Exercises and Stock Vested in 2016

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)(3)	Value Realized on Vesting ($)(4)
Robert A. Livingston	108,937	3,439,307	11,165	667,230
Brad M. Cerepak			48,486	2,815,708
C. Anderson Fincher	12,155	349,031	3,994	281,236
Sivasankaran Somasundaram	4,610	123,179	1,808	107,931
William W. Spurgeon, Jr.	47,633	1,630,715	1,808	107,931

(1) *Represents exercise of SSARs; number of shares reported as acquired is the total number of shares underlying the SAR, rather than the net number of shares received by the NEO.*

(2) *The "value realized on exercise" provided in the table represents the difference between the average of the high and low trading price on the exercise date and the exercise or base price, multiplied by the number of shares acquired upon exercise of the award.*

(3) *This column represents the vesting of a portion of the 2014 and 2015 grants of restricted stock units plus for Mr. Cerepak the vesting of restricted stock awards, and for Mr. Fincher, a Performance Share payout for the performance period ended 12/31/2016. The number of shares reported as acquired is the full number of restricted stock units, shares of restricted stock vested or performance shares paid out, not the net number of shares received by the NEO after withholding shares for satisfaction of taxes.*

(4) *This value represents the difference between the average of the high and low trading price on the date of vesting multiplied by the number of restricted stock units, shares of restricted stock and performance shares, as applicable.*

Pension Benefits through 2016

Name	Plan Name	Number of Years Credited Service (#)	Normal Retirement Age (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Robert A. Livingston (2), (3), (4)	Pension Plan	15	65	514,500	Not offered
	PRP	30	65	14,582,877	Not offered
Brad M. Cerepak	Pension Plan	8	65	263,019	Not Offered
	PRP	7.6	65	1,084,864	Not Offered
C. Anderson Fincher (2), (6)	Pension Plan	23	65	426,486	Not Offered
	PRP	22.9	65	1,385,183	Not Offered
Sivasankaran Somasundaram (2), (7)	Pension Plan	13	65	330,188	Not Offered
	PRP	12.8	65	845,628	Not Offered
William W. Spurgeon, Jr. (2), (5)	Pension Plan	24	65	791,551	Not Offered
	PRP	23.9	65	5,369,813	Not Offered

(1) This amount was earned by the NEO over his years of service. The present value of benefits was calculated assuming that the executive will receive a single lump sum payment upon retirement at the later of his current age or age 65.

(2) Eligible to retire with the portion of his PRP benefit accrued through December 31, 2009 payable unreduced at age 62 with 10 years of service.

(3) Mr. Livingston's benefit under the Dover pension plan is based on 12.25 years of service while at Dover (August 1, 1983 through October 31, 1987 and service after January 1, 2009) and 2.75 years which was earned prior to the date the company he worked for was acquired by Dover. The present value of Mr. Livingston's PRP benefits assuming retirement at age 63 is $16,677,918.

(4) Mr. Livingston's PRP service has been capped at 30 years per the plan document.

(5) The present value of Mr. Spurgeon's PRP benefits assuming age 62 retirement age is $6,485,875.

(6) The present value of Mr. Fincher's PRP benefits assuming age 62 retirement age is $1,760,860.

(7) The present value of Mr. Somasundaram's PRP benefits assuming age 62 retirement age is $1,017,398

The amounts shown in the Pension Benefits table above are actuarial present values of the benefits accumulated through December 31, 2016. An actuarial present value is calculated by estimating expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested today at the assumed discount rate, would be sufficient on an average basis to provide estimated future payments totaling the current accumulated benefit. For purposes of the table, the assumed retirement age for each NEO is 65, the normal retirement age under each plan. Actual benefit present values will vary from these estimates depending on many factors, including an executive's actual retirement age.

Pension Plan

We have a pension plan for which Dover employees, and the salaried employees of our participating subsidiaries, were eligible to become participants after they completed one year of service. Benefits under the pension plan for Dover employees, including those for the applicable NEOs, are determined by multiplying a participant's years of credited service (up to a maximum of 35 years) by a percentage of their final average compensation, subject to statutory limits applicable to tax-qualified pension plans. Benefits for a number of the participating subsidiaries are determined under different benefit formulae.

EXECUTIVE COMPENSATION TABLES

Pension plan participants generally vest in their benefits after five years of employment or, if earlier, upon reaching age 65, which is the normal retirement age under the plan. All NEOs who participate in the pension plan are vested in their pension plan benefits and are eligible to begin receiving reduced benefits if their employment terminates before normal retirement age.

Effective December 31, 2013, the pension plan is closed to new employees. All pension eligible employees as of December 31, 2013 will continue to earn pension benefits through December 31, 2023 as long as they remain employed by an operating company participating in the plan. It is Dover's present intention to eliminate any future benefit accruals after December 31, 2023.

Pension Replacement Plan

We also maintain the PRP, which is a non-qualified plan for tax purposes, to provide benefits to certain employees whose compensation and pension plan benefits are greater than the compensation and benefit limits applicable to tax-qualified pension plans. Prior to January 1, 2010, our plan which provided non-qualified retirement benefits was the Supplemental Executive Retirement Plan ("SERP"). Effective January 1, 2010, the SERP was amended to provide reduced benefits that are more consistent with the benefits provided under the pension plan and its name was changed to the PRP.

Employees are eligible to participate in the PRP if they hold certain positions within Dover, or its subsidiaries, are U.S. taxpayers and earn more than a set percentage above the Internal Revenue Code's compensation limits for tax-qualified pension plans. Dover's CEO may designate other employees as eligible and may revoke the eligibility of participants.

The formula for determining benefits accrued under the PRP after December 31, 2009, before offsets, is determined using the same benefit formula as under the pension plan, except that the Internal Revenue Code's limits on compensation and benefits applicable to tax-qualified pension plans will not apply. Benefits under the former SERP, before offsets, were determined by multiplying the participant's years of actual service with Dover companies, plus, in limited cases, prior service credit by a percentage of the participant's final average compensation as defined under the plan.

Benefits payable under the PRP or SERP are reduced by the amount of Company-provided benefits under any other retirement plans, including the pension plan, as well as the Company-paid portion of social security benefits. PRP participants must complete five years of service to vest in their benefits. All NEOs who participate in the PRP are fully vested in their benefits and will commence receiving benefits upon termination of employment. PRP benefits may be forfeited for "cause" (defined as conviction of a felony which places a Dover company at legal or other risk or is expected to cause substantial harm to the business of a Dover company or its relationships with employees, distributors, customers or suppliers).

Normal retirement age for purposes of the PRP is age 65. Certain employees who were participants on or before March 1, 2010 will be entitled to receive the portion of their benefits that accrued through December 31, 2009 without any reduction due to early retirement if they retire after they reach age 62 and complete 10 years of service. Generally, benefits accrued after December 31, 2009 will be subject to early retirement reduction factors consistent with the reduction factors in the pension plan.

Effective December 31, 2013, the PRP is closed to new employees. All eligible employees as of December 31, 2013 will continue to earn to their PRP benefits through December 31, 2023 as long as they remain employed by Dover and its affiliates. It is Dover's intention to eliminate any future benefit accruals after December 31, 2023, consistent with the freezing of benefit accruals under the pension plan.

Nonqualified Deferred Compensation in 2016

Name	Plan Name	Executive contributions in last FY ($)(1)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)
Robert A. Livingston	Deferred Compensation Plan	n/a	n/a	n/a	n/a	n/a
	Executive Deferred Income Plan (2)	n/a	n/a	15,665	n/a	386,882
Brad M. Cerepak	Deferred Compensation Plan	n/a	n/a	n/a	n/a	n/a
C. Anderson Fincher	Deferred Compensation Plan	n/a	n/a	9,545	n/a	194,082
Sivasankaran Somasundaram	Deferred Compensation Plan	250,629	n/a	136,375	(222,425)	2,146,257
William W. Spurgeon, Jr.	Deferred Compensation Plan	322,093	n/a	192,344	n/a	2,045,098

(1) *If any amounts were shown as executive contributions in 2016, they would be included in the Summary Compensation Table in the salary, bonus or non-equity incentive plan compensation columns, as appropriate, for the respective officers.*

(2) *In 1984-1985, we offered our executive officers an executive deferred income plan (the "EDIP"). Mr. Livingston participated in the EDIP, pursuant to which he elected to defer certain income during the period 1985-1988. We will repay this deferred income to him (or his estate) beginning when Mr. Livingston has reached age 65 and retired from our Company, and continuing thereafter for a period of 15 years. The amount Mr. Livingston deferred, $20,000, will be repaid together with interest compounding at the rate of 12.5%, through December 31, 2008. This was a competitive market interest rate at the time the program was introduced. As of January 1, 2009 and for each January 1 thereafter, Mr. Livingston's deferrals plus interest credited thereon through December 31, 2008, will be credited with interest, compounded annually, at a rate equal to Moody's Aa Corporate Bond Index published on December 31 of the preceding year. As part of the EDIP, we purchased whole life insurance policies payable to us to fund the anticipated cost of this program. This plan has been closed since 1988.*

Our deferred compensation plan is a nonqualified plan that permits select key management and highly compensated employees on a U.S. payroll with an annual salary equal to or greater than $175,000 to irrevocably elect to defer a portion of their salary and bonus. The deferred compensation plan provides participants who are not eligible to participate in the Pension Replacement Plan with the same level of matching and other employer contributions that they would have received if certain compensation limits under our Retirement Savings plan did not apply. Our NEOs participate in the Pension Replacement Plan and are therefore not eligible to receive matching and other employer contributions under the deferred compensation plan. As amended, the plan operates similar to an "excess" deferred compensation plan in that it provides for employer contributions on salary and bonuses in excess of the compensation limit permitted under the tax-qualified retirement savings plan.

Under the amended deferred compensation plan, an eligible participant's account will be credited with matching employer contributions on salary and bonus deferred under the plan each year on or after January 1, 2014, at the same rate as under our retirement savings plan plus additional employer contributions at the same rate that the participant's business unit makes "automatic" contributions under our retirement savings plan each year.

Amounts deferred under the plan are credited with hypothetical investment earnings based on the participant's investment elections made from among investment options designated under the plan. Participants are 100% vested in all amounts they defer, as adjusted for any earnings and losses on such deferred amounts. Effective as of

EXECUTIVE COMPENSATION TABLES

January 1, 2010, a hypothetical investment option that tracks the value of Dover common stock, including any dividend payments, was added to the plan. This Dover stock unit fund does not actually hold any Dover stock, and participants who elect to participate in this option do not own any Dover common stock, or have any voting or other rights associated with the ownership of our common stock. Participants' accounts are credited with the net returns of shares of our common stock equal to the number of stock units held by the participant. All distributions from the stock unit fund will be paid in cash. Balances allocated into the stock unit fund must remain in the stock unit fund for the remainder of the participant's participation in the plan.

Generally, deferred amounts will be distributed from the plan only on account of retirement at age 65 (or age 55 with 10 years of service), disability or other termination of service, or at a scheduled in-service withdrawal date chosen by the participant.

Potential Payments upon Termination or Change-in-Control

The discussion and tables below describe the payments to which each of the NEOs would be entitled in the event of termination of such executive's employment or a change-in-control.

In November 2010, Dover adopted an executive severance plan (the "severance plan") and senior executive CIC severance plan. See "Compensation Discussion and Analysis — Other Compensation Programs and Policies" for a description of the plans. The severance plan creates a consistent and transparent severance policy for determining benefits for all similarly-situated executives and formalizes Dover's current executive severance practices. All of our executives, including our NEOs, are eligible to participate in the severance plan. The CIC severance plan likewise establishes a consistent policy regarding double-trigger change-in-control severance payments based on current market practices. The CIC severance plan applies to all executives who are subject to Dover's senior executive shareholding guidelines on the date of a change-in-control (as defined in the plan), including all NEOs. Each of the severance plan and the CIC severance plan gives Dover the right to recover amounts paid to an executive under the plan as required under any clawback policy of Dover as in effect from time to time or under applicable law.

The 2005 Plan, the LTIP and Dover's other benefit plans each have their own provisions relating to rights and obligations under the plan upon termination.

The table below shows the aggregate amount of potential payments and other benefits that each NEO would have been entitled to receive if his employment had terminated in certain circumstances, other than as a result of a change-in-control, on December 31, 2016. The amounts shown assume that termination was effective as of December 31, 2016, include amounts earned through such time and are estimates of the amounts which could have been paid out to the executives upon their termination at that time. The actual amounts to be paid out can only be determined at the time of each executive's separation from our Company. Annual bonuses are discretionary and are therefore omitted from the tables. No NEO was eligible for normal retirement as of December 31, 2016 so we have omitted that column from the table. As of December 31, 2016, Messrs. Livingston and Spurgeon were eligible for early retirement under the Rule of 70 (as defined below) under the 2005 Plan and LTIP in respect of all awards granted to them prior to such date.

Normal retirement is defined as (i) age 65 under the pension plan and PRP (however, as noted in the PRP plan description, certain participants including the NEOs other than Mr. Fincher can receive an unreduced portion of their PRP benefit as of age 62), (ii) age 65 (or 55 with 10 years of service) under the deferred compensation plan, and (iii) age 62 under the LTIP for awards prior to August 6, 2014 and 65 for all grants thereafter. Early retirement is defined in each of the deferred compensation plan, the PRP and the pension plan as described in the applicable plan description above.

EXECUTIVE COMPENSATION TABLES

With respect to awards under the 2005 Plan and LTIP, early retirement is defined as termination for any reason other than normal retirement, death, disability or cause, under one of the following circumstances:

- The executive has at least 10 years of service with a Dover company, the sum of his or her age and years of service on the date of termination equals at least 65, and for awards granted on or after August 6, 2014, is at least 55 years old (the "Rule of 65"), and the executive complies with certain notice requirements;

- The executive has at least 15 years of service with a Dover company, the sum of his or her age and years of service on the date of termination equals at least 70, and for awards granted on or after August 6, 2014, is at least 60 years old (the "Rule of 70"), and the executive complies with certain notice requirements; or

- The executive's employment terminates because the company or line of business in which he or she is employed is sold and the executive remains employed in good standing through the closing date of the sale ("sale of a company").

Any person who takes early retirement under the 2005 Plan (unless he or she waives the early retirement benefits) or takes early or normal retirement under the LTIP is deemed to have expressly agreed that he or she will not compete with us on the following terms: the participant will not compete with us or any of our companies at which he or she was employed within the three years immediately prior to his or her termination, in the geographic areas in which we or that company actively carried on business at the end of the participant's employment, for the period during which such retirement affords him or her enhanced benefits.

If the participant fails to comply with the non-compete provision, he or she forfeits the enhanced benefits referred to above and must return to Dover the economic value previously realized by reason of such benefits.

	Voluntary Termination ($)(1)	Involuntary Not for Cause Termination ($)(2)	For Cause Termination ($)(3)	Early Retirement under Rule of 65 or 70 ($)(4)
Robert A. Livingston				
Cash severance (5)	N/A	2,018,125	N/A	N/A
Performance share award (6)	N/A	1,329,258	0	1,329,258
Stock options/SSARs (7)	N/A	36,636,659	0	36,636,659
Restricted Stock Units (8)	N/A	2,981,165	0	2,981,165
Retirement plan payments (9)	N/A	17,195,931	518,007	17,195,931
Deferred comp plan	N/A	0	0	0
Health and welfare benefits (11)	N/A	18,804	0	0
Outplacement	N/A	10,000	N/A	N/A
Total:	N/A	60,189,943	518,007	58,143,014
Brad M. Cerepak				
Cash severance (5)	N/A	1,340,000	N/A	N/A
Performance share award (6)	N/A	0	0	N/A
Stock options/SSARs (7)	4,513,981	4,513,981	0	N/A
Restricted Stock Units	N/A	0	0	N/A
Retirement plan payments (9)	1,271,422	1,271,422	253,216	N/A
Deferred comp plan	N/A	0	0	N/A
Health and welfare benefits (11)	N/A	18,804	0	N/A
Outplacement	N/A	10,000	N/A	N/A
Total:	5,785,403	7,154,207	253,216	N/A

	Voluntary Termination ($)(1)	Involuntary Not for Cause Termination ($)(2)	For Cause Termination ($)(3)	Early Retirement under Rule of 65 or 70 ($)(4)
C. Anderson Fincher				
Cash severance (5)	N/A	980,000	N/A	N/A
Performance share award (6)	163,797	163,797	0	163,797
Stock options/SSARs (7)	3,551.281	3,551,281	0	3,551,281
Restricted Stock Units (8)	0	0	0	60,543
Retirement plan payments (9)	2,160,306	2,160,306	403,243	2,160,306
Deferred comp plan (10)	194,082	194,082	194,082	194,082
Health and welfare benefits (11)	0	18,804	0	0
Outplacement	N/A	10,000	N/A	N/A
Total:	6,069,467	7,078,271	597,325	6,130,010
Sivasankaran Somasundaram				
Cash severance (5)	N/A	905,000	N/A	N/A
Performance share award (6)	0	0	0	N/A
Stock options/SSARs (7)	1,568,813	1,568,813	0	N/A
Restricted Stock Units	0	0	0	N/A
Retirement plan payments (9)	1,342,028	1,342,028	313,887	N/A
Deferred comp plan (10)	2,146,257	2,146,257	2,146,257	N/A
Health and welfare benefits (11)	0	16,778	0	N/A
Outplacement	N/A	10,000	N/A	N/A
Total:	5,057,097	5,988,875	2,460,143	N/A
William W. Spurgeon, Jr.				
Cash severance (5)	N/A	1,180,000	N/A	N/A
Performance share award (6)	N/A	337,410	0	337,410
Stock options/SSARs (7)	N/A	1,418,121	0	1,418,121
Restricted Stock Units (8)	N/A	402,524	0	402,524
Retirement plan payments (9)	N/A	7,407,748	762,343	7,407,784
Deferred comp plan (10)	N/A	2,045,098	2,045,098	2,045,098
Health and welfare benefits (11)	N/A	14,806	0	0
Outplacement	N/A	10,000	N/A	N/A
Total:	N/A	12,815,742	2,807,442	11,610,936

(1)   Messrs. Livingston and Spurgeon are eligible for retirement under the 2005 Plan and early retirement under the LTIP. Accordingly, we have assumed that each would take early retirement rather than voluntary termination.

(2)   Dover anticipates allowing anyone eligible for early retirement under the Rule of 70 to take early retirement in the event of involuntary termination for awards under the 2005 Plan and LTIP. Accordingly, for Messrs. Livingston and Spurgeon, this column reflects the applicable early retirement treatment of their performance shares, restricted stock units, stock options and SSARs.

(3)   A NEO whose employment is terminated by us for cause will forfeit all outstanding cash and equity awards, whether or not vested or exercisable. The executive will receive a payment of amounts deferred and accrued in the deferred compensation plan but will forfeit benefits under the PRP in accordance with the PRP terms.

(4) Under the 2005 Plan and LTIP, in respect of awards granted prior to August 6, 2014, a NEO who has (i) at least 10 years of service with a Dover company and the sum of his or her age and years of service on the date of termination equals at least 65 or (ii) at least 15 years of service with a Dover company and the sum of his or her age and years of service on the date of termination equals at least 70, may take early retirement under the Rule of 65 or Rule of 70, respectively provided the executive complies with applicable notice and non-competition provisions.

(5) Represents 12 month salary continuation plus an amount equal to the pro rata portion of the annual bonus paid for the prior year, subject to the Compensation Committee's discretion to reduce the payment amount, or in the case of Mr. Cerepak a pro rata portion of the target bonus for the prior year.

(6) Represents payout of the performance share award for the performance period 2014-2016. Also includes for those NEOs eligible for early retirement under the Rule of 70, assumed pro rata payouts of the performance share awards for the three-year performance period 2015-2017 at the actual performance level through December 31, 2016. This calculation assumes that the Compensation Committee approves payout for the performance periods for the NEO.

(7) Reflects the value of vested options and SSARs as of December 30, 2016, which is the difference between the closing price of $74.93 per share of our common stock on December 31, 2016, and the exercise price of each option and SSAR award multiplied by the number of shares covered by such award. Also includes for the NEOs eligible for early retirement under the Rule of 70, the value of unvested options and SSARs that would vest within 36 months following the executive's retirement valued in the same manner.

(8) For those NEOs eligible for early retirement under the Rule of 70, reflects the value as of December 31, 2016 of unvested restricted stock units that will vest within 36 months.

(9) Reflects benefits accrued under the PRP and pension plan as of December 31, 2016.

(10) These amounts reflect compensation deferred by the executive and earnings accrued thereon under the deferred compensation plan as of December 31, 2016; no increase in such benefits would result from the termination event.

(11) Under the severance plan, an executive is entitled to a monthly amount equal to the then cost of COBRA health continuation coverage based on the level of health care coverage in effect on the termination date, if any, for the lesser of 12 months or the period that the executive receives COBRA benefits.

Potential Payments in Connection with a Change-in-Control (Without Termination)

As discussed below, the payment of severance benefits following a change-in-control is subject to a double-trigger — that is, such benefits are payable only upon certain specified termination events following a change-in-control. However, rights of an executive under the 2005 Plan, the LTIP, the deferred compensation plan, the pension plan, the PRP and other incentive and benefit plans are governed by the terms of those plans and typically are effected by the change-in-control event itself, even if the executive continues to be employed by us or a successor company following the change-in-control.

All equity and cash performance awards outstanding as of December 31, 2016 were granted under the 2005 Plan or the LTIP. Under the 2005 Plan, upon a change-in-control, all outstanding options and SSARs will immediately become exercisable in accordance with the terms of the appropriate stock option or SSAR agreement. All outstanding cash performance awards and performance share awards immediately vest and become immediately due and payable. The performance periods of all outstanding cash performance awards and performance share awards terminate on the last day of the month prior to the month in which the change-in-control occurs. The participant is entitled to a payment, the amount of which is determined in accordance with the plan and the relevant cash performance award or performance share award agreement, which is then prorated based on the portion of the performance period that the participant completed prior to the change-in-control.

EXECUTIVE COMPENSATION TABLES

Under the LTIP, upon a change in control of Dover (as defined in the LTIP) and if, within 18 months following the date of the change in control, the participant is either involuntarily terminated other than for cause, death or disability, such that the participant is no longer employed by a Dover company or an event or condition that constitutes "good reason" under the LTIP occurs, and the participant subsequently resigns for good reason within applicable time limits and other applicable requirements under the LTIP:

- All options and SSARs immediately vest upon the date of termination and become exercisable in accordance with the terms of the applicable award agreement;

- All cash performance and performance share awards will be deemed to have been earned "at target" as if the performance target had been achieved and such awards will immediately vest and become immediately due and payable on the date of termination; and

- All outstanding restrictions, including any performance targets, on restricted stock or restricted stock unit awards will immediately vest or expire on the date of termination, and be deemed to have been satisfied or earned "at target" as if the performance targets, if any, have been achieved, and the award will become immediately due and payable on the date of termination.

In the event of a change in control in which a participant's outstanding awards are impaired in value or rights as determined solely in the discretion of Dover's "continuing directors" (as defined in the plan), are not assumed by a successor corporation or an affiliate thereof, or are not replaced with an award or grant that, solely in the discretion of the Dover's continuing directors, will preserve the existing value of the outstanding awards at the time of the change in control:

- All outstanding options and SSARs will immediately vest on the date of the change in control and become exercisable in accordance with the terms of the applicable award agreement;

- All outstanding performance share awards and cash performance awards will immediately vest and become due and payable on the date of the change in control as follows: the performance period of each such award will terminate on the last day of the month prior to the month in which the change in control occurs; the participant will be entitled to a cash or stock payment, the amount of which will be determined in accordance with the LTIP and the applicable award agreement prorated based on the number of months in the performance period which have passed prior to the change in control as compared to the total number of months in the original performance period; and

- All outstanding restrictions, including any performance targets with respect to any options, SSARs, restricted stock or restricted stock unit awards will immediately vest or expire on the date of the change in control and be deemed to have been satisfied or earned at "target" as if the performance targets, if any, have been achieved and such awards will become immediately due and payable on the date of the change in control.

Each person granted an award under the 2005 Plan or LTIP is deemed to agree that, upon a tender or exchange offer, proxy solicitation or other action seeking to effect a change-in-control of Dover, he or she will not voluntarily terminate employment with us or any of our companies and, unless terminated by us, will continue to render services to us until the person seeking to effect a change-in-control of our Company has abandoned, terminated or succeeded in such person's efforts to effect the change-in-control.

Under the PRP, upon a change-in-control, each participant will become entitled to receive the actuarial value of the participant's benefit accrued through the date of the change-in-control. Under the deferred compensation plan, amounts deferred under the plan will continue to accrue any earnings and will be payable in accordance with the elections made by the executive officer.

EXECUTIVE COMPENSATION TABLES

The following table shows the aggregate potential equity values and potential payments under plans to which each of the continuing NEOs would have been entitled upon a change-in-control on December 31, 2016.

Named Executive Officer	Stock Options/ SSARs ($)(1)	Restricted Stock Awards ($)	Performance Share Awards ($)	PRP and Pension Plan ($)	Deferred Compensation Plan ($)
Robert A. Livingston	28,060,786	0	0	16,677,924	0
Brad M. Cerepak	3,597,210	0	0	1,018,206	0
C. Anderson Fincher	3,386,434	0	163,797	1,757,063	194,082
Sivasankaran Somasundaram	1,403,965	0	0	1,028,141	2,146,257
William W. Spurgeon, Jr.	1,038,878	0	0	6,645,440	2,045,098

(1) *Reflects value of vested and unvested options and SSARs granted under the 2005 Plan and the LTIP; table assumes no acceleration of vesting of such awards upon a change of control per the Plan provisions described above.*

Potential Payments upon Termination Following a Change-in-Control

Under the CIC severance plan, an NEO covered by the plan will be entitled to receive severance payments if, within 18 months after the change-in-control, either his employment is terminated by Dover without "cause" or the executive terminates employment for "good reason," as such terms are defined in the plan. The severance payments will consist of the following:

- A lump sum payment equal to 2.0 multiplied by the sum of (i) the executive's annual salary on the termination date or the change-in-control date, whichever is higher, and (ii) his target annual incentive bonus for the year in which the termination or the date of the change-in-control occurs, whichever is higher; and

- A lump sum payment equal to the then cost of COBRA health continuation coverage, based on the level of health care coverage in effect on the termination date, if any, for one year.

No executive may receive severance benefits under more than one plan or arrangement. If Dover determines that (i) any payment or distribution to an executive in connection with change-in-control, whether under the CIC severance plan or otherwise, would be subject to excise tax as an excess parachute payment under the Internal Revenue Code and (ii) the executive would receive a greater net-after-tax amount by reducing the amount of the severance payment, Dover will reduce the severance payments made under the CIC severance plan to the maximum amount that might be paid (but not less than zero) without the executive becoming subject to the excise tax. The CIC severance plan **does not** provide any gross-up for excise taxes.

EXECUTIVE COMPENSATION TABLES

The following table shows the potential payments and other benefits that each of the NEOs would have been entitled to receive upon involuntary or good reason termination following a change-in-control on December 31, 2016.

Named Executive Officer	Lump Sum Amount ($)	Health and Welfare Benefits ($)	Outplace- ment ($)	Stock Options/ SSARs ($)(1)	Restricted Stock Units ($)(2)	Perfor- mance Share Awards ($)(3)	280G Tax Gross-Up /Cutback Amount ($)(4)	Total ($)(5)
Robert A. Livingston	6,929,325	18,804	10,000	8,575,874	2,981,165	3,030,694	0	21,545,862
Brad M. Cerepak	4,006,600	18,804	10,000	2,387,917	842,438	862,594	0	8,128,354
C. Anderson Fincher	3,169,400	18,804	10,000	893,791	498,509	769,306	0	5,359,811
Sivasankaran Somasundaram	3,109,600	16,778	10,000	893,791	498,509	769,306	0	5,297,984
William W. Spurgeon Jr.	3,887,000	14,806	10,000	1,058,650	498,509	769,306	0	6,238,271

(1) Represents acceleration of vesting of SSAR awards granted under the LTIP.
(2) Represents restricted stock units granted under the LTIP.
(3) Represents payout at target of performance share awards granted under the LTIP for the 2015-2017 and 2016-2018 performance periods.
(4) The cutback amount shown in this column reflects the application of the "best net" provisions under the CIC severance plan as described above.
(5) For additional potential amounts payable upon a change-in-control under Dover's employee benefit plans without termination of employment, see table on previous page.

Proposal 3 — Advisory Resolution to Approve Named Executive Officer Compensation

Each year, we offer our shareholders an opportunity to vote to approve, on an advisory and nonbinding basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with Section 14A of the Exchange Act.

We are asking our shareholders to indicate their support for our NEO compensation as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our NEOs' compensation. We believe that Dover's compensation programs are well designed and reinforce our strategic focus on continued revenue and profit growth. Over the past few years, Dover has enacted many changes to its programs that are outlined in the Compensation Discussion and Analysis section of this Proxy Statement. We believe these changes have further strengthened the linkage between our compensation programs and the creation of shareholder value. At the 2016 Annual Meeting, 96% of the voting shareholders approved the compensation of the NEOs.

This vote is not intended to address any specific item of compensation but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that Dover's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Dover's Proxy Statement for the 2017 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosures."

The say-on-pay vote is advisory and therefore not binding on Dover, our Compensation Committee or our Board. Our Board and our Compensation Committee value the opinions of our shareholders and, to the extent there is any significant vote against the NEO compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NEOs, AS DISCLOSED IN THIS PROXY STATEMENT

Proposal 4 — Advisory Vote on the Frequency of Holding an Advisory Vote on Executive Compensation

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (as set forth in Section 14A of the Exchange Act), our shareholders are entitled, at least once every six years, to provide an advisory nonbinding vote on how frequently — every one, two or three years — they should be entitled to provide an advisory vote on the compensation of our NEOs. At the 2011 Annual Meeting, our Board recommended and our shareholders overwhelmingly approved holding an annual advisory vote on executive compensation. After careful consideration, our Board continues to believe that an advisory vote on executive compensation that occurs every year is the most appropriate option for Dover. Therefore, the Board recommends that you vote for an annual advisory vote on executive compensation.

In formulating its recommendation, our Board considered that an annual advisory vote on executive compensation will allow our shareholders to provide us with their direct input on our compensation philosophy, policies and practices as disclosed in the proxy statement every year. Additionally, an annual advisory vote on executive compensation is consistent with our policy of seeking input from, and engaging in discussions with, our shareholders on corporate governance matters and our executive compensation philosophy, policies and practices.

You may cast your vote by choosing one year, two years or three years or you may abstain from voting when you vote for the resolution set forth below.

The following resolution will be presented to our shareholders at the Annual Meeting:

"RESOLVED, that the option of once every one year, two years or three years, whichever receives the highest number of votes cast for this resolution, will be determined to be the preferred frequency with which Dover is to hold an advisory shareholder vote to approve Dover's compensation of its named executive officers, as set forth in Dover's proxy statement."

The option that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote on executive compensation that has been selected by shareholders. However, because this vote is advisory and not binding on the Board or Dover, the Board may decide that it is in the best interests of our shareholders and Dover to hold an advisory vote on executive compensation more or less frequently than the option approved by our shareholders.

THE BOARD RECOMMENDS A VOTE FOR THE OPTION OF ONCE EVERY YEAR AS THE FREQUENCY WITH WHICH SHAREHOLDERS ARE PROVIDED AN ADVISORY VOTE ON EXECUTIVE COMPENSATION, AS SET FORTH IN THIS PROXY STATEMENT

Proposal 5 — Proposal to Reapprove the Performance Goals Under the 2012 Equity and Cash Incentive Plan

Our executive compensation program includes compensation payable to executive officers under our LTIP.

Certain of the awards payable under the LTIP are subject to the requirements of Section 162(m) of the Internal Revenue Code. Under Section 162(m), we cannot deduct certain compensation in excess of $1 million paid to each of our CEO and our three other most highly paid executive officers, other than the chief financial officer. Certain compensation, including compensation paid based on the achievement of pre-established performance goals, is excluded from this deduction limit if the material terms under which the compensation is to be paid, including the performance goals to be used, are approved by our shareholders. Under Section 162(m), our shareholders must reapprove the LTIP's performance goals at least every five years, and approve any changes to such performance goals.

In order for performance -based awards under the LTIP to continue to be fully deductible by Dover for federal income tax purposes, we are asking our shareholders to reapprove the material terms of the LTIP's performance goals to satisfy Internal Revenue Code Section 162(m).

Purposes of the LTIP

The purposes of the LTIP are to promote our long-term success by:

- providing long-term incentives that will assist in retaining and motivating our officers and other key employees of our company and our subsidiaries who are in a position to affect materially our profitability and growth and on whom major responsibility rests for our present and future success; and

- assisting us in attracting and retaining individuals of outstanding ability to serve as directors of our company by providing opportunities for them to acquire proprietary interests in our company.

The Compensation Committee intends grants and awards under the LTIP to foster behavior that will produce the greatest increase in value for shareholders over a performance period of three or more years, reinforce key company goals and objectives that help drive shareholder value, and attract, motivate and retain officers, key employees and directors. The LTIP is intended to enhance the Compensation Committee's flexibility to select the best award structure to improve shareholder return. The Compensation Committee's proposed incentive awards for our named executive officers for 2016 and the performance targets relating to those awards are discussed in "Compensation Discussion and Analysis."

Administration

The Compensation Committee administers the LTIP. The Compensation Committee selects employees who will receive awards, determines the number of shares covered thereby, and establishes the terms, conditions and other provisions of the awards. The Compensation Committee may interpret the LTIP and establish, amend and rescind any rules relating to the LTIP.

Eligibility

Officers and other key employees of our company and our subsidiaries (approximately 260 individuals), as selected by the Compensation Committee, and non-employee directors of our company are eligible to participate in the LTIP.

PROPOSAL 5 — PROPOSAL TO REAPPROVE THE PERFORMANCE GOALS UNDER THE 2012 EQUITY AND CASH INCENTIVE PLAN

Types of Awards

The LTIP provides for stock options and SSAR grants, restricted stock awards, restricted stock unit awards, performance share awards, cash performance awards, directors' shares and deferred stock units.

- <u>Stock Options and Stock-Settled Stock Appreciation Rights</u>. The Compensation Committee may grant options and SSARs under the LTIP. Grants of options under the LTIP permit the participant to acquire shares of common stock at an exercise price fixed on the date of grant during the life of the award. SSARs granted under the LTIP are "freestanding," meaning they are granted separately from options and the exercise of SSARs is not linked in any way to the exercise of options. A SSAR allows the LTIP participant to receive the increase, if any, in the fair market value of the number of shares of common stock underlying the award during the life of the award over a base price set on the date of grant. The amount payable upon the exercise of the SSAR will be paid to the LTIP participant in shares of common stock. The Compensation Committee determines the exercise price for options and the base price of SSARs, which may not be less than the fair market value of the common stock on the date of grant. The Compensation Committee may provide for SSARs to be settled in cash to the extent the committee determines to be advisable under foreign laws or customs.

  The Compensation Committee determines any conditions to the exercisability of options and SSARs, including requirements of a period of continuous service by the participant (time vesting) or performance or other goals. Options and SSARs may not generally be exercised prior to the third anniversary of the date of grant. The committee also determines the term of each award, provided that the maximum term of any option or SSAR is ten years from the date of grant.

- <u>Restricted Stock and Restricted Stock Units</u>. The Compensation Committee may award restricted stock or restricted stock units to employees under the LTIP. Restricted stock is registered in the name of a participant on the date of grant subject to vesting requirements and restricted stock units are rights credited to a

bookkeeping account that will be settled by the delivery of shares if certain vesting conditions are satisfied. The Compensation Committee determines the vesting period, of not less than one year or more than five years, with respect to a restricted stock or restricted stock unit award and whether other restrictions, including the satisfaction of any performance targets, are applicable to the awards. A holder of unvested restricted stock may not exercise voting rights during the restriction period. No dividends or dividend equivalents will be paid on unvested restricted stock or restricted stock unit awards during the restriction period, but may accrue and be paid upon vesting. In the discretion of the committee, dividend equivalents may be credited to an account for distribution to a participant after vesting. Shares of restricted stock and restricted stock unit awards are not transferable, and may not be sold, assigned, transferred, pledged or otherwise encumbered. No more than 5% of the aggregate share reserve may be awarded as restricted stock awards or restricted stock units having a vesting period more rapid than annual pro rata vesting over a period of three years.

- <u>Performance Share Awards</u>. The Compensation Committee may grant performance share awards to employees that will become payable in shares of our common stock upon the achievement of objective pre-established performance targets based on specified performance goals over a performance period of not less than three years. Awards may set a specific number of performance shares that may be earned, or a range of performance shares that may be earned depending on the degree of achievement of the pre-established performance targets. Shares of common stock in payment of performance shares will be issued only if the Compensation Committee has certified after the end of the performance period that the required performance targets have been met and the amount of the award. Performance shares are

PROPOSAL 5 — PROPOSAL TO REAPPROVE THE PERFORMANCE GOALS UNDER THE 2012 EQUITY AND CASH INCENTIVE PLAN

not transferable, and may not be sold, assigned, transferred, pledged or otherwise encumbered.

- Cash Performance Awards. Under the LTIP, the Compensation Committee may grant a participant the opportunity to earn a cash performance award conditional upon the satisfaction, over a performance period of not less than three years, of certain pre-established objective performance targets based on specified performance goals. The Compensation Committee has established a percentage of the value created at the relevant business unit (or our company as a whole) during the performance period that the maximum total payout for that business unit (or our company as a whole) may not exceed. Cash in payment of cash performance awards will be issued only if the Compensation Committee has certified after the end of the performance period that the required performance targets have been met and the amount of the award. Cash performance awards are not transferable, and may not be sold, assigned, transferred, pledged or otherwise encumbered.

- Directors' Shares and Deferred Stock Units. Under the LTIP, the Board may designate a percentage of the non-employee director's compensation to be paid in directors' shares or may in its discretion determine to pay a specified dollar amount or number of shares as part of the non-employee director's annual compensation. Subject to procedures the Compensation Committee may establish from time to time, a non-employee director may elect to defer receipt of directors' shares. Should a director elect to defer receipt of directors' shares, deferred stock units will be credited to a bookkeeping account on the basis of one deferred stock unit for each directors' share, which deferred stock units will be settled by the delivery of common stock upon the termination of the director's service as a director or, if earlier, upon a date specified by the director at the time of the deferral election. Dividend equivalents will be credited on deferred stock units and distributed at the same time the shares are delivered upon settlement of the units.

Award Limits — Employees and Non-Employee Directors

The maximum number of shares of common stock subject to any award intended to comply with Section 162(m) of the Code that may be granted under the LTIP during any fiscal year of our company to any employee shall be 2,000,000 options or SSARs, 500,000 shares of restricted stock, and 500,000 restricted stock units. No employee may be granted any performance share award intended to comply with Section 162(m) of the Code that could result in an employee receiving more than 500,000 shares of common stock for any performance period. No employee shall be granted a cash performance award intended to comply with Section 162(m) of the Code that could result in an employee receiving a payment of more than $10,000,000 for any performance period.

No non-employee director may be granted more than 10,000 shares of common stock in any fiscal year.

No more than 5% of the aggregate share reserve may be awarded as restricted stock awards or restricted stock units having a vesting period more rapid than annual pro rata vesting over a period of three years.

Performance Goals

Cash performance awards and performance share awards will be, and other awards may be, made subject to performance goals. The Compensation Committee establishes performance targets based on the LTIP's performance goals that include objective formulas or standards for determining the amount of the performance award that may be payable to a participant when the targets are satisfied. The performance targets do not need to be the same for all participants.

PROPOSAL 5 — PROPOSAL TO REAPPROVE THE PERFORMANCE GOALS UNDER THE 2012 EQUITY AND CASH INCENTIVE PLAN

Performance targets will be set by the Compensation Committee based on one or more of the following performance goals:

- the attainment of certain target levels of, or a specified percentage increase in, revenues, income before income taxes and extraordinary items, income or net income, earnings before income tax, earnings before interest, taxes, depreciation and amortization, or a combination of any or all of the foregoing;

- the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax profits including, without limitation, that attributable to continuing and/or other operations;

- the attainment of certain target levels of, or a specified increase in, operational cash flow;

- the achievement of a certain level of, reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of our or our affiliates' bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of such cash balances and/or other offsets and adjustments as may be established by the compensation committee;

- the attainment of a specified percentage increase in EPS or EPS from continuing operations;

- the attainment of certain target levels of, or a specified increase in, return on capital employed or return on invested capital or operating revenue;

- the attainment of certain target levels of, or a percentage increase in, after-tax or pre-tax return on stockholders' equity;

- the attainment of certain target levels of, or a specified increase in, economic value added targets based on a cash flow return on investment formula;

- the attainment of certain target levels in the fair market value of the shares of our common stock;

- market segment share;

- product release schedules;

- new product innovation;

- product or other cost reductions;

- brand recognition or acceptance;

- product ship targets;

- customer satisfaction;

- total shareholder return;

- return on assets or net assets;

- assets, operating margin or profit margin; and

- the growth in the value of an investment in our common stock assuming the reinvestment of dividends.

For performance shares, the Compensation Committee uses iTSR, as described in "Compensation Discussion and Analysis" elsewhere in this proxy statement, as the performance metric, which reflects a combination of certain of the performance goals listed above.

The Compensation Committee has the discretion to decrease the amount payable under any award upon attainment of the performance target, provided that a decrease for one participant does not result in an increase in the amount payable to a "covered employee" under Section 162(m) of the Internal Revenue Code. The Compensation Committee may not increase the amount payable to a participant in the case of a payment intended to constitute qualified performance-based compensation within the meaning of Section 162(m). To the extent permitted by Section 162(m), the Compensation Committee may take into account the effect of acquisitions and divestitures, changes in accounting methods, any unusual, non-recurring circumstance and other factors specified in the LTIP.

The Compensation Committee has the discretion to approve proportional or adjusted awards to address situations where participants are hired, transfer or are promoted within our organization during a performance period, but only to the extent that such discretion would not cause an award intended to meet the requirements of Section 162(m) to fail to so qualify.

PROPOSAL 5 — PROPOSAL TO REAPPROVE THE PERFORMANCE GOALS UNDER THE 2012 EQUITY AND CASH INCENTIVE PLAN

The Compensation Committee may elect to make a discretionary payment to a disabled participant or to the participant's estate in the case of death or upon a change-in-control without regard to actual attainment of the performance targets and whether or not payment of such award would be deductible under Section 162(m). The committee is authorized to make positive and negative adjustments in the awards payable to executives not subject to Section 162(m).

For a discussion of awards granted in 2016 and 2017 to NEOs under the LITP, see the Summary Compensation Table and Compensation Discussion & Analysis contained elsewhere in this proxy statement.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS REAPPROVE THE PERFORMANCE GOALS OF THE LTIP.

Proposal 6 — Proposal to Reapprove the Performance Goals Under the Executive Officer Annual Incentive Plan

Our executive compensation program includes annual cash bonuses payable to executive officers under our AIP.

The awards payable under the AIP are subject to the requirements of Section 162(m) of the Internal Revenue Code. As noted above, under Section 162(m), we cannot deduct certain compensation in excess of $1 million paid to each of our CEO and our three other most highly paid executive officers, other than the chief financial officer. Certain compensation, including compensation paid based on the achievement of pre-established performance goals, is excluded from this deduction limit if the material terms under which the compensation is to be paid, including the performance goals to be used, are approved by our shareholders. Under Section 162(m), our shareholders must reapprove the AIP's performance goals at least every five years, and approve any changes to such performance goals.

In order for awards under the AIP to continue to be fully deductible by Dover for federal income tax purposes, we are asking our shareholders to reapprove the material terms of the AIP's performance goals to satisfy Internal Revenue Code Section 162(m). We are asking our shareholders to reapprove the AIP's performance goals prior to the end of the five year deadline so that the timing of the reapproval of the goals under the LTIP and the AIP occur on the same schedule. The AIP was last reapproved in 2014.

Purpose of the AIP

Dover established the AIP to make annual bonus amounts paid to certain senior executive officers fully deductible by Dover for federal income tax purposes as qualified performance-based compensation under Section 162(m). The AIP provides for the payment of annual bonuses to senior executive officers who are in a position to make material contributions to our success and who are selected each year by the Compensation Committee. These annual bonuses are intended to motivate participants and reward the achievement of annual performance targets established each year by the committee, as described in "Compensation Discussion and Analysis" elsewhere in this proxy statement.

Duration and Modification

The AIP does not have a predetermined term. Our Board may at any time suspend or terminate the AIP, or make modifications to it for future performance periods as it may deem advisable. However, the Board may not make any amendments which are expected to materially increase amounts payable under the AIP unless appropriate measures have been taken to cause the increased benefits to meet the requirements for qualified performance-based compensation under Section 162(m). In addition, the Board may not add additional performance goals without shareholder approval.

Administration

The Compensation Committee administers the AIP.

Eligibility

The Compensation Committee in its sole discretion determines the executive officers eligible to participate in the AIP each year. For this purpose, executive officer means our CEO, each other executive who reports directly to our CEO, any other of our executives or executives of our affiliates selected by the Compensation Committee, or any person who is an executive officer of ours under applicable SEC definitions. For 2016, each of the NEOs participated in the AIP.

PROPOSAL 6 — PROPOSAL TO REAPPROVE THE PERFORMANCE GOALS UNDER THE EXECUTIVE OFFICER ANNUAL INCENTIVE PLAN

AIP Features

Performance Period and Performance Goals

An executive officer designated to participate in the AIP may earn an annual cash bonus conditioned upon the attainment of pre-established performance targets measured over each calendar year. The performance target must be established in writing by the Compensation Committee within the first 90 days of each year on the basis of one or more of the performance goals specified under the AIP.

The performance goals under the AIP consist of the following, as applied to Dover as a whole, or to a subsidiary, a division or a business unit:

- earnings before interest, taxes, depreciation and amortization ("EBITDA");
- cash flow;
- EPS;
- operating earnings;
- return on equity;
- return on investment;
- TSR or iTSR;
- net earnings;
- sales or revenues;

- expense targets;
- targets with respect to the value of our common stock;
- margins;
- pre-tax or after-tax net income;
- market penetration;
- geographic goals;
- business expansion goals; or
- goals based on operational efficiency.

Certain Adjustments

The Compensation Committee has the discretion to reduce or eliminate any amounts otherwise payable under the AIP, provided that such reduction does not result in an increase in the amount payable to another participant. However, the committee may not authorize payments under the AIP in excess of the amounts determined in accordance with the AIP's provisions.

Payment of Incentive Compensation

The Compensation Committee makes the determination of whether any amount is payable under the AIP. The Compensation Committee will certify, in writing and before any amount under the AIP is paid, the amount that is payable with respect to each participant for performance during the prior calendar year. All payments are made in cash within two and one half months after the close of the year. The maximum annual cash bonus payable under the AIP to any covered individual with respect to any performance period may not in any circumstances exceed $5 million.

Future Plan Benefits

Because amounts payable under the AIP are based on performance goals each year determined at the discretion of the Compensation Committee, it cannot be determined at this time what benefits or amounts, if any, will be received by or allocated to any person or group of persons under the AIP. For a discussion of the performance targets and payouts for 2016 for the NEOs, see "Compensation Discussion and Analysis" elsewhere in this proxy statement.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS REAPPROVE THE PERFORMANCE GOALS OF THE AIP.

Management Proposals

Background of Proposals 7 and 8

Subject Matter of Vote

Our Board and the Governance and Nominating Committee believe that adherence to sound corporate governance policies and practices informed by evolving best practices and shareholder feedback is important, and they are committed to ensuring that Dover is governed and managed with the highest standards of responsibility and in the best interests of shareholders.

To that end, our Board and Governance and Nominating Committee have carefully considered the advantages and disadvantages of Dover's current super-majority voting provisions and, after careful consideration and upon the recommendation by the Governance and Nominating Committee, our Board has adopted, declared advisable and recommends that shareholders approve amendments to our charter to eliminate the super-majority voting provisions contained therein, which are limited to the following matters:

- amendments to the charter relating to certain share repurchases from "interested stockholders" (defined in our charter as a beneficial holder of 5% or more of our shares, unless held for more than four years) or the ability for shareholders to use cumulative voting in the election of directors once there is a "substantial stockholder" (defined in our charter as a beneficial holder of 40% or more of our shares) (**Proposal 7**); and
- amendments to the charter provision that prohibits action by written consent of shareholders (**Proposal 8**).

Under Dover's existing governing documents, a majority vote requirement applies to all other matters submitted to a vote (other than the use of plurality voting in the event of a contested election). There are no super-majority provisions in our by-laws and the only super-majority provisions in our charter are described above and subject to Proposals 7 and 8.

Board Analysis

These super-majority voting provisions have been part of our charter for many years and were originally designed to ensure that the interests of all shareholders were adequately represented in the event any of the actions contemplated by these provisions were to occur. On the other hand, the Board is aware that some shareholders oppose super-majority provisions, arguing that super-majority voting provisions may limit the ability of holders of a majority of our common stock to effect changes they desire.

The Board also took into account that:

- Our Board is **committed to evolving our governance practices to ensure we continue to operate with a best-in-class governance structure**. Recent changes that show this commitment include:
  - ✓ The **2016 launch of our enhanced shareholder engagement program**, which included outreach to shareholders holding over 60% of our outstanding shares and engagement with governance professionals and portfolio managers at investors holding over 28% of our outstanding shares.
  - ✓ Our **2016 adoption of proxy access**, which permits shareholders holding 3% of our stock for three years to nominate up to 20% of our Board or two directors, whichever is greater.
  - ✓ Our 2014 adoption of a bylaw permitting **shareholders owning at least 25% of our outstanding shares to call special meetings.**
- These same two management proposals were supported by holders of 76.6% of our outstanding voting shares at our 2014 Annual Meeting, which level of support was below the required affirmative vote of the holders of at least 80% of our outstanding voting shares.
- At our 2013 Annual Meeting, a non-binding shareholder proposal requesting Dover to take all steps necessary, in compliance with applicable law, to remove super-majority voting requirements from our governance materials received the support of the holders of approximately 62% of our outstanding common stock.

MANAGEMENT PROPOSALS

Therefore, after careful consideration of the foregoing matters, the Board, upon the recommendation of the Governance and Nominating Committee, has determined that it is appropriate to propose amendments to the charter to eliminate the super-majority voting provisions and that doing so is in the best interests of Dover and its shareholders.

You are being provided with an opportunity to vote separately on the amendments to each of the Articles of our charter currently containing super-majority voting provisions as described below under Proposals 7 and 8. In accordance with Delaware law, the Board has adopted resolutions approving and declaring advisable these proposed amendments and is recommending them to shareholders for approval. Under our charter and Delaware law, approval of each of Proposal 7 and 8 requires the affirmative vote of the holders of at least 80% of our outstanding common stock.

Proposal 7 — Approval of Amendments to Article 15 of Our Charter to Eliminate Super-Majority Voting Requirement

Subject Matter of Vote

Article FIFTEENTH of our charter ("Article 15") requires that, subject to certain exceptions, any purchases by Dover or its subsidiaries of "voting shares" (defined in our charter as the outstanding shares of our capital stock entitled to vote generally in the election of directors) held by an "interested stockholder" (defined in our charter as a beneficial owner of 5% or more of our voting shares that has been such a beneficial owner for less than four years) at a per share price in excess of the applicable market price must be approved by the affirmative vote of not less than a majority of the votes entitled to be cast by holders of all outstanding voting shares not beneficially owned by the "interested stockholder." In addition, Article 15 provides shareholders with cumulative voting rights in the election of directors if at the time of such election there exists a "substantial stockholder" (defined in our charter as a beneficial owner of 40% or more of our voting shares). As of December 31, 2016, we are not aware of any beneficial owner that holds more than 9.6% of our outstanding voting shares.

Subsection (E) of Article 15 currently provides that amendments, alterations, changes or repeals ("Changes") to or of Article 15 must be approved, subject to certain exceptions, by the affirmative vote of the holders of at least 80% of our outstanding voting shares (the "Article 15 Amendment Provision").

On the recommendation of the Governance and Nominating Committee, and based on the careful review of the advantages and disadvantages of the Article 15 Amendment Provision as described in the "Background of Proposals 7 and 8" above, the Board has approved, and recommends that shareholders approve, this Proposal 7 to amend the charter by removing the Article 15 Amendment Provision in its entirety.

If this Proposal 7 is approved by shareholders, future Changes to Article 15 may be effected in accordance with Delaware law and will not be subject to a super-majority voting requirement. If this Proposal 7 is adopted, under Delaware law, future Changes to Article 15 would need to be approved by the Board and by the holders of at least a majority of the voting power of the capital stock of Dover outstanding and entitled to vote on the amendment.

The approval of this Proposal 7 is not conditioned on the approval of any other Proposal.

This summary of the proposed amendment is qualified in its entirety by reference to the text of the proposed amendment to the charter attached as Appendix A to this Proxy Statement, with deletions indicated by strike outs and additions indicated by underlining.

Required Vote

In accordance with Delaware law, our Board has approved and declared advisable the proposed amendment and is recommending it to shareholders for approval. Under our charter and Delaware law, approval of Proposal 7 will require the affirmative vote of holders at least 80% of our outstanding shares of common stock.

Abstentions and broker non-votes will have the effect of votes against the proposal. If this Proposal 7 is approved by shareholders, the Board has authorized the officers of Dover to file with the Delaware Secretary of State a certificate of amendment to our charter incorporating the amendment to Article 15 set forth in Appendix A. The amendment to our charter will become effective on the date the certificate of amendment is filed with the Delaware Secretary of State (or at such later effective date set forth in the certificate of amendment). If Proposal 7 is not approved by the requisite vote, the proposed amendment to Article 15 of our charter will not be implemented and Dover's current voting requirements contained therein will remain in place.

THE BOARD RECOMMENDS A VOTE "FOR" THE AMENDMENT TO ARTICLE 15 OF OUR CHARTER TO ELIMINATE SUPER-MAJORITY VOTING PROVISIONS CONTAINED THEREIN.

Proposal 8 — Approval of Amendments to Article 16 of Our Charter to Eliminate Super-Majority Voting Requirement

Subject Matter of Vote

The first paragraph of Article SIXTEENTH of our charter ("Article 16") contains a prohibition on shareholder action by written consent. The second paragraph of Article 16 currently provides that Changes to Article 16 must be approved, subject to certain exceptions, by the affirmative vote of the holders of at least 80% of our outstanding voting shares (the "Article 16 Amendment Provision").

On the recommendation of the Governance and Nominating Committee, and based on the careful review of the advantages and disadvantages of the Article 16 Amendment Provision as described in the "Background of Proposals 7 and 8" above, the Board has approved, and recommends that shareholders approve, this Proposal 8 to amend the charter by removing the Article 16 Amendment Provision in its entirety.

If this Proposal 8 is approved by shareholders, future Changes to Article 16 may be effected in accordance with Delaware law and will not be subject to a super-majority voting requirement. If this Proposal 8 is adopted, under Delaware law, future Changes to Article 16 would need to be approved by the Board and by the holders of at least a majority of the voting power of the capital stock of Dover outstanding and entitled to vote on the amendment.

The approval of this Proposal 8 is not conditioned on the approval of any other Proposal.

This summary of the proposed amendment is qualified in its entirety by reference to the text of the proposed amendment to the charter attached as Appendix B to this Proxy Statement, with deletions indicated by strike outs and additions indicated by underlining.

Required Vote

In accordance with Delaware law, our Board has approved and declared advisable the proposed amendment and is recommending it to shareholders for approval. Under our charter and Delaware law, approval of Proposal 8 will require the affirmative vote of holders of at least 80% of our outstanding shares of common stock.

Abstentions and broker non-votes will have the effect of votes against the proposal. If this Proposal 8 is approved by shareholders, the Board has authorized the officers of Dover to file with the Delaware Secretary of State a certificate of amendment to our charter incorporating the amendment to Article 16 set forth in Appendix B. The amendment to our charter will become effective on the date the certificate of amendment is filed with the Delaware Secretary of State (or at such later effective date set forth in the certificate of amendment). If Proposal 8 is not approved by the requisite vote, the proposed amendment to Article 16 of our charter will not be implemented and Dover's current voting requirements contained therein will remain in place.

THE BOARD RECOMMENDS A VOTE "FOR" THE AMENDMENT TO ARTICLE 16 OF OUR CHARTER TO ELIMINATE SUPER-MAJORITY VOTING PROVISIONS CONTAINED THEREIN.

Share Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership, as of March 13, 2017 (except as otherwise stated), of our common stock by the following:

- Each director and each of our executive officers named in "Executive Compensation — Summary Compensation Table";
- All of the directors and executive officers as a group including the NEOs; and
- Each person known to us to own beneficially more than 5% of our outstanding common stock.

The beneficial ownership set forth in the table is determined in accordance with the rules of the SEC. The percentage of beneficial ownership for directors and executive officers is based on 155,593,148 shares of common stock outstanding on March 13, 2017. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power as to all shares beneficially owned.

NAME OF BENEFICIAL OWNER	Number of Shares(1)	Percentage(1)
DIRECTORS (EXCEPT MR. LIVINGSTON):		
PETER T. FRANCIS	19,479 (2)	*
KRISTIANE C. GRAHAM	591,257 (3)	*
MICHAEL F. JOHNSTON	10,573 (4)	*
RICHARD K. LOCHRIDGE	18,356 (5)	*
BERNARD G. RETHORE	16,511 (6)	*
ERIC A. SPIEGEL	- (7)	*
MICHAEL B. STUBBS	409,166 (8)	*
RICHARD J. TOBIN	747 (9)	*
STEPHEN M. TODD	14,482 (10)	*
STEPHEN K. WAGNER	10,482 (11)	*
KEITH E. WANDELL	2,240	*
MARY A. WINSTON	16,153	*
NEOS:		
BRAD M. CEREPAK	320,201 (12)	*
C. ANDERSON FINCHER	166,935 (13)	*
ROBERT A. LIVINGSTON	1,616,065 (14)	*
SIVASANKARAN SOMASUNDARAM	126,647 (15)	*
WILLIAM W. SPURGEON, JR.	152,722 (16)	*
DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (27 PERSONS)	3,895,977 (17)	2.5%
5% BENEFICIAL OWNERS:		
BLACKROCK, INC.	9,645,898 (18)	6.20%
STATE STREET CORPORATION	9,682,114 (19)	6.23%
THE VANGUARD GROUP	15,642,814 (20)	10.06%

*   *Less than one percent.*

SHARE OWNERSHIP INFORMATION

(1) In computing the number of shares beneficially owned by an executive officer and the percentage ownership of such executive officers, we have included (i) shares of common stock subject to stock-settled appreciation rights ("SSARs") held by that person that are currently exercisable or exercisable within 60 days of March 13, 2017 and (ii) shares of common stock subject to restricted stock units that are scheduled to vest within 60 days of March 13, 2017, subject to the executive being an employee of Dover on the date of vesting. Such shares, however, are not deemed to be outstanding for purposes of computing the percentage ownership of any other person. Information about shares held through Dover's 401(k) plan is as of March 1, 2017; fractional shares held in 401(k) accounts have been rounded down.

(2) Includes 6,504 deferred stock units which will be payable in an equal number of shares of common stock at the time Mr. Francis departs from the Board.

(3) Includes 160,259 shares held by foundations of which Ms. Graham is a director and in which she disclaims any beneficial ownership, 11,116 shares held in various trusts of which she is a co-trustee sharing voting and investment powers and in which she disclaims any beneficial ownership, 2,460 shares held by her minor children to which Ms. Graham disclaims any beneficial ownership and 6,504 deferred stock units which will be payable in an equal number of shares of common stock at the time Ms. Graham departs from the Board.

(4) Includes 6,573 deferred stock units which will be payable in an equal number of shares of common stock at the time Mr. Johnston departs from the Board.

(5) Represents 8,886 shares held by a trust of which Mr. Lochridge is the trustee, 2,966 shares held in a ROTH IRA held by a trust owned by Mr. Lochridge and 6,504 deferred stock units which will be payable in an equal number of shares of common stock at the time Mr. Lochridge departs from the Board.

(6) Includes 12,828 shares held by a trust of which Mr. Rethore is the trustee.

(7) Mr. Spiegel was first elected to the Board on February 9, 2017 and has not yet received Dover stock compensation.

(8) Includes 1,000 shares held by his spouse and 20,972 shares held by a trust of which Mr. Stubbs is a co-trustee and various members of his immediate family are beneficiaries, as to all of which shares Mr. Stubbs disclaims beneficial ownership, and includes 110,000 shares held in a grantor retained annuity trust as to which Mr. Stubbs has power of substitution of assets; excludes 771,878 shares held by trusts of which Mr. Stubbs is a beneficiary.

(9) Includes 747 deferred stock units which will be payable in an equal number of shares of common stock at the time Mr. Tobin departs from the Board.

(10) Includes 6,504 deferred stock units which will be payable in an equal number of shares of common stock at the time Mr. Todd departs from the Board.

(11) Includes 6,504 deferred stock units which will be payable in an equal number of shares of common stock at the Mr. Wagner departs from the Board.

(12) Includes 273,370 shares in respect of SSARs, 2,154 shares in respect of restricted stock units scheduled to vest on March 15, 2017 and 1,920 shares held in our 401(k) plan.

(13) Includes 137,949 shares in respect of SSARs, 1,281 shares in respect of restricted stock units scheduled to vest on March 15, 2017 and 2,083 shares held in our 401(k) plan.

(14) Includes 1,430,761 shares in respect of SSARs, 7,569 shares in respect of restricted stock units scheduled to vest on March 15, 2017 and 17,692 shares held in our 401(k) plan.

(15) Includes 25,933 shares held in a limited partnership of which Mr. Somasundaram is a partner, 93,222 shares in respect of SSARs, 1,281 shares in respect of restricted stock units scheduled to vest on March 15, 2017 and 1,748 shares held in our 401(k) plan.

(16) Includes 114,574 shares in respect of SSARs, 1,281 shares in respect of restricted stock units scheduled to vest on March 15, 2017 and 10,831 shares held in our 401(k) plan.

(17) Includes 2,401,273 shares in respect of SSARs, 17,755 shares in respect of restricted stock units scheduled to vest on March 15, 2017 and 48,457 shares held in our 401(k) plan.

(18) Number of shares beneficially owned and percentage ownership based on information contained in a Schedule 13G/A filed with the SEC on January 23, 2017 by BlackRock, Inc. with respect to beneficial ownership of Dover common stock as of December 31, 2016. BlackRock, Inc.'s offices are located at 40 East 52nd Street, New York, NY 10022.

SHARE OWNERSHIP INFORMATION

(19) *Number of shares beneficially owned and percentage ownership based on information contained in a Schedule 13G filed with the SEC on February 9, 2010 by State Street Corporation with respect to beneficial ownership of Dover common stock as of December 31, 2016. State Street Corporation's offices are located at State Street Financial Center, One Lincoln Street, Boston, MA 02111.*

(20) *Number of shares beneficially owned and percentage ownership based on information contained in a Schedule 13G/A filed with the SEC on February 10, 2017 by The Vanguard Group with respect to beneficial ownership of Dover common stock as of December 31, 2016. The Vanguard Group's address is 100 Vanguard Blvd., Malvern, PA 19355.*

Stock Ownership Guidelines

Our Board has adopted a policy that directors are expected to hold at any time a number of shares at least equal to the aggregate number of shares they received as the stock portion of their annual retainer during the past five years, net of an assumed 30% tax rate.

Executive officers are expected to hold a number of shares with a value at least equal to a multiple of their annual salary. For a discussion of the executive officer share ownership guidelines, see "Executive Compensation — Compensation Discussion and Analysis — Other Compensation Programs and Policies."

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires that our directors and certain of our officers file reports of ownership and changes of ownership of our common stock with the SEC and the NYSE. Based solely on copies of such reports provided to us, we believe that all directors and officers filed on a timely basis all such reports required of them with respect to stock ownership and changes in ownership during 2016.

Equity Compensation Plans

The Equity Compensation Plan Table below presents information regarding our equity compensation plans at December 31, 2016:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(2)
Equity compensation plans approved by stockholders	7,712,539	$59.00	10,480,668
Equity compensation plans not approved by stockholders	—	—	—
Total	7,712,539	$59.00	10,480,668

(1) Column (a) includes shares issuable pursuant to outstanding SSARs, RSUs and performance share awards under the LTIP and the 2005 Plan. Performance shares are subject to satisfaction of the applicable performance criteria over a three-year performance period. RSU and performance share awards are not reflected in the weighted exercise price in column (b) as these awards do not have an exercise price.

(2) Column (c) consists of shares available for future issuance under the LTIP. Under the LTIP, the Company could grant options, SSARs, restricted stock or RSUs, performance share awards, director shares, or deferred stock units. Under the LTIP, the number of shares available for issuance will be reduced (i) by one share for each share issued pursuant to options or SSARs and (ii) by three shares for each share of stock issued pursuant to restricted stock, RSU, performance share, director share, or deferred stock unit awards.

As of December 31, 2016, equity securities have been authorized for issuance to employees and/or non-employee directors under the LTIP and its predecessor plan, the 2005 Plan. Although the 2005 Plan has expired and no further awards may be granted under it, there remain outstanding stock-settled appreciation rights and performance share awards under the 2005 Plan, which are reflected in Column (a) of the table.

General Information About the Annual Meeting

We are providing this Proxy Statement to our shareholders in connection with the solicitation of proxies by the Board for use at the Annual Meeting. We are mailing this Notice of Annual Meeting and Proxy Statement beginning on or about March 23, 2017.

Record Date

The record date for determining shareholders eligible to vote at the Annual Meeting is March 13, 2017. As of the close of business on that date, we had outstanding 155,593,148 shares of common stock. Each share of common stock is entitled to one vote on each matter.

Electronic Delivery of Proxy Materials

As permitted under SEC rules, we are making this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2016 (which is our Annual Report) available to shareholders electronically via the internet. We believe electronic delivery expedites receipt of our proxy materials by shareholders, while lowering the costs and reducing the environmental impact of the Annual Meeting. If you receive a notice of internet availability of proxy materials by mail, you will not receive a printed copy of the proxy materials by mail unless you specifically request them. Instead, the notice of internet availability will provide instructions as to how you may review the proxy materials and submit your voting instructions over the internet. If you receive the notice by mail and would like to receive a printed copy of the proxy materials, you should follow the instructions in the notice of internet availability for requesting a printed copy. In addition, the proxy card contains instructions for electing to receive proxy materials over the internet or by mail in future years.

Shareholders of Record; Beneficial Owners

Most holders of our common stock hold their shares beneficially through a broker, bank or other nominee rather than of record directly in their own name. As summarized below, there are some differences in the way to vote shares held of record and those owned beneficially.

If your shares are registered directly in your name with our transfer agent, you are considered the shareholder of record of those shares, and the notice of internet availability or proxy materials are being sent directly to you. As a shareholder of record, you have the right to

grant your voting proxy directly to the persons named as proxy holders or to vote in person at the Annual Meeting. If you received or requested printed copies of the proxy materials, Dover has enclosed a proxy card for you to use. You may also submit your proxy on the internet or by telephone as described in the proxy card.

If your shares are held in a brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares held in "street name," and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record of those shares. As the beneficial owner, you generally have the right to direct your broker on how to vote and are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote those shares in person at the Annual Meeting unless you have a proxy, executed in your favor, from the holder of record of your shares. Your broker or nominee has enclosed a voting instruction card for you to use in directing your broker or nominee as to how to vote your shares. We strongly encourage you to instruct your broker or nominee how you wish to vote.

Vote Required; Abstentions and Broker Non-Votes; Quorum

For Proposal 1, a majority of the votes cast at the Annual Meeting is required to elect directors. This means that the number of votes cast "FOR" a director must exceed the number of votes cast "AGAINST" that director in order for that director to be elected. Our organizational documents do not provide for cumulative voting.

Proposal 2 will require the affirmative vote of at least a majority of shares present in person or by proxy and entitled to vote at the Annual Meeting.

Proposals 3 and 4 are nonbinding, advisory resolutions so their ultimate adoption is at the discretion of the Board. The affirmative vote of a majority of shares present in person or by proxy and entitled to vote at the Annual Meeting will be deemed to be approval by the shareholders of Proposal 3 and to be the selection of 1, 2 or 3 years for Proposal 4.

Proposals 5 and 6 will require the affirmative vote of at least a majority of shares present in person or by proxy and entitled to vote at the Annual Meeting.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Proposals 7 and 8 will require the affirmative vote of at least 80% of our outstanding shares of common stock.

If you are a shareholder of record and you sign and return your proxy card or vote electronically without making any specific selection, then your shares will be voted FOR all director nominees listed in Proposal 1, FOR Proposals 2, 3, 5, 6, 7 and 8, and ONE YEAR on Proposal 4.

If you specify that you wish to "ABSTAIN" from voting on an item, then your shares will not be voted on that particular item. Abstentions will not affect the outcome of the vote on Proposal 1. However, they will have the same effect as a vote against Proposals 2, 3, 4, 5, 6, 7 and 8.

If you are a beneficial owner and hold your shares through a broker or other nominee and do not provide your broker or nominee with voting instructions, the broker or nominee will have discretionary authority to vote your shares on routine matters only and will not vote your shares on non-routine matters. This is generally referred to as a "broker non-vote." Only Proposal 2 will be considered a routine matter for the Annual Meeting. Accordingly, broker non-votes will not affect the outcome of the vote on Proposal 1 but will have the same effect as a vote against Proposals 3, 4, 5, 6, 7 and 8 as they will be counted as being present.

For purposes of the Annual Meeting, there will be a quorum if the holders of a majority of the outstanding shares of our common stock are present in person or by proxy. Abstentions and broker non-votes will be counted for purposes of determining if a quorum is present.

Voting Procedures

If you are a shareholder of record, you may vote in person at the Annual Meeting or submit your proxy or voting instruction form over the internet, by telephone or by mail by following the instructions provided in our notice of internet availability, in the proxy materials or in the voting instruction form. If you hold your shares beneficially in "street name" through a broker or other nominee, you must follow the instructions provided by your broker or nominee to vote your shares.

Revoking Your Proxy/Changing Your Voting Instructions

If you are a shareholder of record, whether you give your proxy over the internet, by telephone or by mail, you may revoke it at any time before it is exercised. You may submit a new proxy by using the internet or the telephone or by mailing a new proxy card bearing a later date so long as it is received before the Annual Meeting. You may also revoke your proxy by attending the Annual Meeting and voting in person, although attendance at the Annual Meeting will not, by itself, revoke your proxy. If you hold your shares beneficially in "street name" through a broker or other nominee, you must follow the instructions provided by your broker or nominee as to how you may change your voting instructions.

Shareholders Sharing the Same Address

SEC rules permit us to deliver one copy of the Proxy Statement or a notice of internet availability of the Proxy Statement to multiple shareholders of record who share the same address and have the same last name, unless we have received contrary instructions from one or more of such shareholders. This delivery method, called "householding," reduces our printing and mailing costs. Shareholders who participate in householding will continue to receive or have internet access to separate proxy cards.

If you are a shareholder of record subject to householding and wish to receive a separate copy of the Proxy Statement or notice of internet availability of the proxy materials, now or in the future, at the same address or if you are currently receiving multiple copies of such materials at the same address and wish to receive only a single copy, please write to or call the Corporate Secretary, Dover Corporation, 3005 Highland Parkway, Downers Grove, Illinois 60515, telephone: (630) 541-1540.

Beneficial owners sharing an address who are currently receiving multiple copies of the proxy materials or notice of internet availability of the proxy materials and wish to receive only a single copy in the future, or who currently receive a single copy and wish to receive separate copies in the future, should contact their bank, broker or other holder of record to request that only a single copy or separate copies, as the case may be, be delivered to all shareholders at the shared address in the future.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Proxy Solicitation Costs

We will pay the reasonable and actual costs of printing, mailing and soliciting proxies, but we will not pay a fee to any of our officers or employees or to officers or employees of any of our subsidiaries as compensation for soliciting proxies. We have retained Morrow Sodali, LLC to solicit brokerage houses and other custodians, nominees or fiduciaries, and to send proxies and proxy materials to the beneficial owners of such shares, for a fee of approximately $12,000 plus expenses.

Shareholder Proposals and Director Nominations for 2018 Annual Meeting

In order for shareholder proposals to be included in our proxy statement for the Annual Meeting of Shareholders to be held in 2018 (the "2018 Annual Meeting"), they must be received by our Corporate Secretary at our principal executive offices, 3005 Highland Parkway, Downers Grove, Illinois, 60515, no later than the close of business on November 23, 2017.

In 2016, we adopted a proxy access right to permit a shareholder or a group of up to 20 shareholders owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our by-laws. In order to be timely, notice of proxy access director nominees must be received by our Corporate Secretary at our principal executive offices at the address above no earlier than October 24, 2017 and no later than the close of business on November 23, 2017 being, respectively, 150 days and 120 days prior to the first anniversary of the date we first distributed this proxy statement.

All other shareholder nominations and proposals, in order to be voted on at the 2018 Annual Meeting, must be received by us no earlier than January 5, 2018, and no later than the close of business on February 4, 2018 being, respectively, 120 days and 90 days prior to the date of the first anniversary of the 2017 Annual Meeting.

Where You Can Find Additional Information

Our website is located at www.dovercorporation.com. Although the information contained on or connected to our website is not part of this Proxy Statement, you can view additional information on our website, such as:

- Charters of our Board committees
- Corporate Governance Guidelines
- Code of Business Conduct & Ethics
- Related Person Transactions Policy
- Standards for Director Independence
- Other governance materials and reports that we file with the SEC. Copies of these documents also may be obtained free of charge by writing or calling the Corporate Secretary, Dover Corporation, 3005 Highland Parkway, Downers Grove, Illinois 60515, telephone: (630) 541-1540

**PROPOSED AMENDMENT TO ARTICLE FIFTEENTH OF RESTATED
CERTIFICATE OF INCORPORATION TO ELIMINATE THE SUPER-MAJORITY
VOTE REQUIREMENT EXPLAINED IN PROPOSAL SEVEN**
(matter to be deleted is stricken)

FIFTEENTH: (A) (1) Except as otherwise expressly provided in paragraph (A)(2) below, any purchase by the corporation, or any subsidiary of the corporation, of Voting Shares (as hereinafter defined) from a person or persons known by the corporation to be an Interested Stockholder (as hereinafter defined) at a per share price in excess of the Market Price (as hereinafter defined) at the time of such purchase of the shares so purchased, shall require the affirmative vote of not less than a majority of the votes entitled to be cast by the holders of all then outstanding Voting Shares not beneficially owned by the Interested Stockholder, voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified, by law or in any agreement with any national securities exchange or otherwise.

(2) The provisions of Paragraph (A)(1) of this Article Fifteenth shall not be applicable to any purchase of Voting Shares, if such purchase is pursuant to (i) an offer, made available on the same terms, to the holders of all of the outstanding shares of the same class of those purchased or (ii) a purchase program effected on the open market and not the result of a privately-negotiated transaction.

(B) (1) In the event that there shall exist a Substantial Stockholder (as hereinafter defined) of the corporation and such existence shall be known or made known to the corporation in advance of a meeting of stockholders at which directors will be elected, each holder of Voting Shares shall be entitled, in connection with any vote taken for such election of directors, to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) such stockholder would be entitled to cast for the election of directors with respect to such stockholder's Voting Shares multiplied by the number of directors to be elected, and such stockholder may cast all of such votes for a single director may distribute them among the number of directors to be voted for, or for any two or more of them as such stockholder may see fit.

(2) In connection with any election of directors in which stockholders are entitled to cumulative voting:

(a) The Board of Directors shall appoint a committee (the "Committee") consisting of three Directors.

(b) The Committee shall send to all stockholders of the corporation entitled to vote in the election of directors at least 90 days in advance of such election a written notice informing stockholders (i) that the cumulative voting provisions of this Article will be in effect, (ii) that persons meeting the eligibility requirements of subparagraph (B)(2)(c) may submit nominations to the Committee, if such nominations are received at least 60 days in advance of the election and contain relevant information concerning the nominee, including all information required to be included in a proxy statement under the Securities and Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations), and the nominee's consent to be nominated, and (iii) as to the time, place and date of the meeting at which such election will be held.

(c) The Committee will review all nominees, and the corporation's proxy materials being prepared in connection with such meeting will include information relating to, and afford stockholders the opportunity to vote for, all nominees who are included by the Committee in the corporation's proxy materials. The Committee shall be required to include in such proxy materials at least one nominee of each stockholder or group of stockholders who beneficially own Voting Shares with a Market Price (as herein defined) of at least $250,000 at the time notice of such meeting is sent to stockholders and who submit the information required with respect to such nominee under subparagraph (B)(2)(b). The Committee may include more than one nominee of such person or persons, provided that the number of nominees included by the Committee which are submitted by any one person or group of persons may not exceed the number of directors to be elected at such a meeting.

(d) The corporation's proxy statement and other communications with respect to the election shall contain, on an equal basis and at the expense of the corporation, descriptions and other statements of or with respect to all nominees for election which qualify under the procedures set forth in this Article.

(3) If necessary to assure that the provisions of this Paragraph (B) are fairly applied and complied with, the Board of Directors may postpone any meeting of stockholders to which this Article would apply for such period of time as shall be necessary to permit the Committee to perform its responsibilities hereunder.

(4) Notwithstanding any other provision which may be contained from time to time in this Certificate of Incorporation or the by-laws of the corporation concerning the manner in which the size of the Board of Directors of the corporation may be established or changed, in the event that a person becomes a Substantial Stockholder, the number of directors at the time such person becomes a Substantial Stockholder shall remain fixed and may not be changed by the Board of Directors or the stockholders until such time as such person is no longer a Substantial Stockholder.

(C) For purposes of this Article Fifteenth:

(1) "Interested Stockholder" shall mean any person (other than the corporation or any Subsidiary; and other than any profit sharing, employee stock ownership, or other employee benefit plan of the corporation or any subsidiary, or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which:

(a) is the beneficial owner, directly or indirectly, of not less than 5% of the Voting Shares and has been such a beneficial owner for less than four years; or

(b) is an Affiliate of the corporation and at any time within two years prior thereto was the beneficial owner, directly or indirectly, for a period of less than four years of not less than 5% of the then outstanding Voting Shares; or

(c) is an assignee of or has otherwise succeeded to any shares of capital stock of the corporation which were at any time within two years prior thereto beneficially owned by any Interested Stockholder and such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

(2) The term "Substantial Stockholder" shall mean any person (other than the corporation or any Subsidiary; and other than any profit sharing, employee stock ownership or other employee benefit plan of the corporation or any subsidiary, or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which is the beneficial owner, directly or indirectly, of not less than 40% of the Voting Shares.

(3) For the purpose of determining whether a person is an Interested Stockholder or a Substantial Stockholder, the number of Voting Shares deemed to be outstanding shall include shares deemed beneficially owned by such person through application of subparagraph (4) of Paragraph (C) of Article Fourteenth, but shall not include any other Voting Shares that may be issuable pursuant to any agreement, or upon exercise of conversion rights, warranties or options, or otherwise.

(4) For purposes of this Article Fifteenth, the terms "Voting Shares," "beneficial owner," "person," "Affiliate," "Associate," "Subsidiary," and "Market Price" shall have the meanings set forth in Article Fourteenth of this Certificate of Incorporation, except that "Market Price" shall mean the last closing sale price or the last closing bid quotation immediately preceding the date in question instead of the highest closing sale price or the highest closing bid quotation during the 30-day period immediately preceding the date in question; and

(D) The Board of Directors shall have the power and the duty to determine for the purposes of this Article Fifteenth (a) whether the provisions of the Article are applicable to a particular transaction, (b) whether a person is an Interested Stockholder or a Substantial Stockholder, (c) the number of Voting Shares or other securities beneficially owned by any person, (d) whether a person is an Affiliate or Associate of another, (e) what the Market Price is and whether a price is above the Market Price as of a given date, and (f) whether any person nominating directors in accordance with Paragraph B.2. beneficially owns Voting Shares with an aggregate Market Price of at least $250,000.

(E) Notwithstanding any other provisions of this Certificate of Incorporation or the By-laws of the corporation to the contrary (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the by-laws of the corporation), any amendment, alteration, change or repeal of this Article Fifteenth of this Certificate of Incorporation shall require the affirmative vote of the holders of at least 80% of the then outstanding Voting Shares; provided, however, that this Paragraph E shall not apply to and such 80% vote shall not be required for, any amendment, alteration, change or repeal recommended to the stockholders by the majority vote of the Board of Directors and at the time such amendment, alteration, change or repeal is under consideration there is, to the knowledge of the Board of Directors, neither an Interested Stockholder nor a Substantial Stockholder.

**PROPOSED AMENDMENT TO ARTICLE SIXTEENTH OF RESTATED
CERTIFICATE OF INCORPORATION TO ELIMINATE THE SUPER-MAJORITY
VOTE REQUIREMENT EXPLAINED IN PROPOSAL EIGHT**
(matter to be deleted is stricken)

SIXTEENTH: No action required to be taken or which may be taken at any annual or special meeting of stockholders of the corporation may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

~~Notwithstanding any other provisions of this Certificate of Incorporation or the By-laws of the corporation to the contrary (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-laws of the corporation), any amendment, alternation, change or repeal of this Article Sixteenth of this Certificate of Incorporation shall require the affirmative vote of the holders of at least 80% of the then outstanding Voting Shares; provided, however, that such 80% vote of the then outstanding vote shall not required for, any amendment, alteration, change or repeal recommended to the stockholders by the majority vote of the Board of Directors and at the time such amendment, alteration, change or repeal is under consideration there is, to the knowledge of the Board of Directors, neither an Interested Stockholder nor a Substantial Stockholder.~~



DOVER CORPORATION
3005 HIGHLAND PARKWAY
DOWNERS GROVE, IL 60515

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E21445-P90195-Z69702   KEEP THIS PORTION FOR YOUR RECORDS

———

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DOVER CORPORATION

The Board of Directors recommends a vote **FOR** each director under Item 1:

1. Election of Directors

		For	Against	Abstain
1a.	P. T. Francis	☐	☐	☐
1b.	K. C. Graham	☐	☐	☐
1c.	M. F. Johnston	☐	☐	☐
1d.	R. A. Livingston	☐	☐	☐
1e.	R. K. Lochridge	☐	☐	☐
1f.	E. A. Spiegel	☐	☐	☐
1g.	M. B. Stubbs	☐	☐	☐
1h.	R. J. Tobin	☐	☐	☐
1i.	S. M. Todd	☐	☐	☐
1j.	S. K. Wagner	☐	☐	☐

The Board of Directors recommends a vote **FOR** Items 2 and 3:

	For	Against	Abstain
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2017.	☐	☐	☐
3. To approve, on an advisory basis, named executive officer compensation.	☐	☐	☐

The Board of Directors recommends a vote **FOR ONE YEAR** on Item 4:

	One Year	Two Years	Three Years	Abstain
4. To approve, on an advisory basis, the frequency of holding an advisory vote on executive compensation.	☐	☐	☐	☐

The Board of Directors recommends a vote **FOR** Items 5, 6, 7 and 8:

	For	Against	Abstain
5. To reapprove the performance goals under our 2012 Equity and Cash Incentive Plan.	☐	☐	☐
6. To reapprove the performance goals under our Executive Officer Annual Incentive Plan.	☐	☐	☐
7. To approve amendments to Article 15 of our Restated Certificate of Incorporation to eliminate the super-majority voting requirement.	☐	☐	☐
8. To approve amendments to Article 16 of our Restated Certificate of Incorporation to eliminate the super-majority voting requirement.	☐	☐	☐

1k.	K. E. Wandell	☐	☐	☐	**NOTE:** Such other business as may properly come before the meeting or any adjournment thereof.
1l.	M. A. Winston	☐	☐	☐	

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date   Signature (Joint Owners)   Date

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING,
BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.
Internet and telephone voting are available through 11:59 PM Eastern Time
the day before the annual meeting date.
Your Internet or telephone vote authorizes the named proxies to vote these shares in the
same manner as if you marked, signed and returned your proxy card.

INTERNET http://www.proxyvote.com Use the Internet to vote your proxy. Have your proxy card in hand when you access the website.	**OR**	**TELEPHONE** 1-800-690-6903 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or telephone, you do NOT need to mail back your proxy card.
To vote by mail, sign and date your proxy card and return it in the enclosed postage-paid envelope.

> **Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:**
> The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

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E21446-P90195-Z69702

PROXY
DOVER CORPORATION
PROXY SOLICITED BY BOARD OF DIRECTORS FOR ANNUAL MEETING
MAY 5, 2017

The undersigned hereby appoints Robert A. Livingston, Brad M. Cerepak and Ivonne M. Cabrera, and each of them, as the undersigned's proxy or proxies, each with full power of substitution, to vote all shares of Common Stock of Dover Corporation which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held in Chicago, IL on May 5, 2017 at 9:00 A.M., local time, and any adjournments thereof, as fully as the undersigned could if personally present, upon the proposals set forth on the reverse side hereof, revoking any proxy or proxies heretofore given. For participants in the Company's Retirement Savings Plan, this proxy will govern the voting of stock held for the account of the undersigned in the Plan.

IMPORTANT - You have the option of voting these shares by returning the enclosed proxy card, voting via Internet or by using a toll-free telephone number above and on the reverse side. On the reverse side of this proxy card are instructions on how to vote via the Internet or by telephone. If you vote by either of these methods, your vote will be recorded as if you mailed in your proxy card. If you vote by returning this proxy card, you must sign and date this proxy on the reverse side.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE ON THE REVERSE SIDE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR ALL NOMINEES LISTED ON THE REVERSE SIDE, FOR PROPOSALS 2, 3, 5, 6, 7 AND 8, AND ONE YEAR FOR PROPOSAL 4.

Continued and to be signed on reverse side